EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

among:

CONATUS PHARMACEUTICALS INC.,

a Delaware corporation;

CHINOOK MERGER SUB, INC.,

a Delaware corporation; and

HISTOGEN INC.,

a Delaware corporation

Dated as of January 28, 2020

-i-

-ii-

-iii-

Exhibits:

Exhibit A	Definitions
Exhibit B	Form of Parent Stockholder Support Agreement
Exhibit C	Form of Company Stockholder Support Agreement
Exhibit D	Form of Certificate of Merger
Exhibit E	Form of Release Agreement for Terminated Parent Associates
Exhibit F	Form of Lock-Up Agreement
Exhibit G	Form of Amendment to Parent’s Amended and Restated Certificate of Incorporation

-iv-

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of January 28, 2020, by and among CONATUS PHARMACEUTICALS INC., a Delaware corporation (“Parent”), CHINOOK MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and HISTOGEN INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.    Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent.

B.    The Parties intend that the Merger qualify as a “reorganization” (within the meaning of Section 368(a) of the Code), and that this Agreement be a “plan of reorganization” (within the meaning of Section 1.368-2(g) of the Treasury Regulations).

C.    The Parent Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders and Merger Sub, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and an amendment to Parent’s certificate of incorporation to effect the Parent Reverse Stock Split and to change the name of Parent.

D.    The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub adopt this Agreement and thereby approve the Contemplated Transactions.

E.    The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company adopt this Agreement and thereby approve the Contemplated Transactions.

F.    Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers and directors of Parent listed on Section A of the Parent Disclosure Schedule (solely in their capacity as actual or potential stockholders of Parent) are executing support agreements in favor of the

Company in substantially the form attached hereto as Exhibit B (the “Parent Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Parent in favor of the approval of this Agreement and the other Parent Stockholder Matters and thereby approve the Contemplated Transactions and against any competing proposals.

G.    Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, the officers, directors and stockholders of the Company listed on Section A of the Company Disclosure Schedule (solely in their capacity as actual or potential stockholders of the Company) are executing a support agreement in favor of Parent in substantially the form attached hereto as Exhibit C (the “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.

H.    It is expected that the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the Merger will result in a change of control of Parent.

AGREEMENT

All Parties, intending to be legally bound, agree as follows:

ARTICLE I.

DESCRIPTION OF TRANSACTION

Section 1.01    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.02    Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

Section 1.03    Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.01, and subject to the satisfaction or waiver of the conditions set forth in Articles VI, VII and VIII, the consummation of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 12670 High Bluff Drive, San Diego, California 92130, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Articles VI, VII and VIII, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, all Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger in substantially the form attached hereto as Exhibit D

(the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”); provided that the Effective Time shall be after the effective time of the amendment to Parent’s certificate of incorporation effecting the Parent Reverse Stock Split contemplated by Section 1.04(b).

Section 1.04    Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a)    the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation, except that the corporate name of the Surviving Corporation shall be changed to “Histogen Therapeutics Inc.” (or to such other name as the Parties may agree), subject to Section 5.08(c);

(b)    the certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent on the date hereof, until amended after the Effective Time as provided by the DGCL and such certificate of incorporation; provided, however, that prior to or concurrently with the filing of the Certificate of Merger, but to be effective shortly after the close of the Nasdaq Capital Market on the Closing Date and prior to the Effective Time, Parent shall file an amendment to its certificate of incorporation to (i) effect the Parent Reverse Stock Split (to the extent applicable), and (ii) make such other changes as are mutually agreeable to Parent and the Company and which either have been approved by Parent’s stockholders or do not require such approval; and provided, further, that prior to or concurrently with the filing of the Certificate of Merger, but to be effective promptly after the Effective Time, Parent shall file an amendment to its certificate of incorporation to change the name of Parent to “Histogen Inc.” (or to such other name as Parent and the Company may otherwise agree prior to the filing of the Certificate of Merger) (the “Parent Name Change”);

(c)    the bylaws of the Surviving Corporation shall be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and the Surviving Corporation’s Organizational Documents;

(d)    the directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Schedule 5.15 (subject to Section 5.15 and this Section 1.04(d)), which shall include two (2) directors selected by Parent, at least one of whom must be an Independent Director and an Eligible Audit Committee Member, and up to six (6) directors selected by the Company, a majority of whom must be Independent Directors and at least two (2) of whom must be an Eligible Audit Committee Member (and, unless one of the directors selected by Parent satisfies this qualification, one of the Eligible Audit Committee Members must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in such director’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities) (the “Post-Merger Parent Board”); and

(e)    the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of the Company as set forth in Schedule 5.15, after giving effect to the provisions of Section 5.15.

Section 1.05    Conversion of Shares.

(a)    At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company or Parent:

(i)    any shares of Company Capital Stock held as treasury stock or held or owned immediately prior to the Effective Time by any Party or any Subsidiary of any Party shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii)    subject to Section 1.05(c), each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.05(a)(i) and excluding shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected (and not effectively withdrawn or otherwise effectively lost) appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”)) shall be canceled and retired and the holder thereof shall cease to have any rights with respect thereto, except the right to receive a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”).

(b)    If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then (i) the shares of Parent Common Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture that were then applicable, and such shares of Parent Common Stock shall accordingly be marked with appropriate legends, and (ii) by virtue of this Agreement, all such outstanding repurchase options or other rights with respect to unvested shares of Company Capital Stock that the Company may hold immediately prior to the Effective Time shall be assigned to Parent in the Merger and shall thereafter be exercisable by Parent upon the same terms and subject to the same conditions that were in effect immediately prior to the Effective Time in respect of the shares of Parent Common Stock exchanged therefor. The Company shall use its commercially reasonable efforts to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c)    No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares of Parent Common Stock issuable to such holder in connection with the Merger) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.09 and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Parent Closing Price.

(d)    All Company Options under any Company Plan and all Company Warrants outstanding immediately prior to the Effective Time shall be treated in accordance with Section 5.05.

(e)    Each share of stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of stock, $0.0001 par value per share, of the Surviving Corporation (and the shares of Surviving Corporation into which the shares of Merger Sub stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of stock of the Surviving Corporation.

(f)    If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number or class of shares, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Parent Reverse Stock Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock and Parent Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

Section 1.06    Calculation of Parent Net Cash.

(a)    Not more than seven and not less than five calendar days prior to the anticipated Closing Date (as mutually agreed in good faith by Parent and the Company) (the “Anticipated Closing Date”), Parent will deliver to the Company a schedule (the “Parent Net Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of Parent Net Cash (the “Parent Net Cash Calculation” and the date of delivery of such schedule, the “Parent Delivery Date”) prepared and certified as true and correct by Parent’s Chief Financial Officer (or if there is no Chief Financial Officer, the principal accounting officer for Parent). Parent shall make available to the Company, as reasonably requested by the Company, the work papers and back-up materials used or useful in preparing the Parent Net Cash Schedule and, if requested by the Company, Parent’s accountants and counsel at reasonable times and upon reasonable notice for the purpose of verifying the Parent Net Cash Calculation.

(b)    Within three calendar days after the Parent Delivery Date (the last day of such period, the “Company Response Date”), the Company shall have the right to dispute any part of the Parent Net Cash Calculation by delivering a written notice to that effect to Parent (a “Company Dispute Notice”). Any Company Dispute Notice shall identify in reasonable detail the nature and amounts of any proposed revisions to the Parent Net Cash Calculation.

(c)    If, on or prior to the Company Response Date, (i) the Company notifies Parent in writing that it has no objections to the Parent Net Cash Calculation, or (ii) the Company fails to deliver a Company Dispute Notice as provided in Section 1.06(b), then the Parent Net Cash Calculation as set forth in the Parent Net Cash Schedule shall represent the Final Parent Net Cash.

(d)    If the Company delivers a Company Dispute Notice on or prior to the Company Response Date, then Parent and the Company shall promptly meet and attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of Parent Net Cash, which agreed upon Parent Net Cash amount (if so agreed) shall represent the Final Parent Net Cash.

(e)    If Parent and the Company are unable to negotiate an agreed-upon determination of Parent Net Cash pursuant to Section 1.06(d) within three (3) calendar days after delivery of the Company Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Parent Net Cash shall be referred to a Neutral Accounting Firm selected by mutual agreement of Parent and the Company; provided that (i) if, within ten (10) days after either Parent or the Company delivers a notice to the other Party that such Party wants to engage a Neutral Accounting Firm, Parent and the Company are unable to agree on a Neutral Accounting Firm for purposes of resolving such remaining disagreements, then each of them shall promptly select a Neutral Accounting Firm and such firms together shall select a third Neutral Accounting Firm for purposes of resolving such remaining disagreements, and (ii) if either Party does not select a Neutral Accounting Firm within five (5) days of written demand therefor by the other Party, then the Neutral Accounting Firm selected by such other Party shall resolve such remaining disagreements (the “Accounting Firm”). Parent shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Parent Net Cash Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten (10) calendar days of accepting its selection. The Company and Parent shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Parent. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Parent Net Cash made by the Accounting Firm shall be made in writing delivered to each of Parent and the Company, shall be final and binding on Parent and the Company and shall represent the Final Parent Net Cash. The Parties shall delay the Closing as necessary until the resolution of the matters described in this Section 1.06. The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of Parent Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Parent Net Cash amount. If this Section 1.06(e) applies as to the determination of Parent Net Cash described in Section 1.06(a), upon resolution of the matter in accordance with this Section 1.06(e), the Parties shall not be required to determine Final Parent Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Parent or the Company may request a redetermination of Final Parent Net Cash if the Closing Date is more than 30 calendar days after the Anticipated Closing Date.

Section 1.07    Calculation of Company Net Cash.

(a)    Not more than seven and not less than five calendar days prior to the Anticipated Closing Date, the Company will deliver to Parent a schedule (the “Company Net Cash Schedule”) setting forth, in reasonable detail, the Company’s good faith, estimated calculation of Company Net Cash (the “Company Net Cash Calculation” and the date of delivery of such schedule, the “Company Delivery Date”) prepared and certified as true and correct by the Company’s Chief Financial Officer (or if there is no Chief Financial Officer, the principal accounting officer for the Company). The Company shall make available to Parent, as reasonably requested by Parent, the work papers and back-up materials used or useful in preparing the Company Net Cash Schedule and, if requested by Parent, the Company’s accountants and counsel at reasonable times and upon reasonable notice for the purpose of verifying the Company Net Cash Calculation.

(b)    Within three calendar days after the Company Delivery Date (the last day of such period, the “Parent Response Date”), Parent shall have the right to dispute any part of the Company Net Cash Calculation by delivering a written notice to that effect to the Company (a “Parent Dispute Notice”). Any Parent Dispute Notice shall identify in reasonable detail the nature and amounts of any proposed revisions to the Company Net Cash Calculation.

(c)    If, on or prior to the Parent Response Date, (i) Parent notifies the Company in writing that it has no objections to the Company Net Cash Calculation, or (ii) Parent fails to deliver a Parent Dispute Notice as provided in Section 1.07(b), then the Company Net Cash Calculation as set forth in the Company Net Cash Schedule shall represent the Final Company Net Cash.

(d)    If Parent delivers a Parent Dispute Notice on or prior to the Parent Response Date, then Parent and the Company shall promptly meet and attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of Company Net Cash, which agreed upon Company Net Cash amount (if so agreed) shall represent the Final Company Net Cash.

(e)    If Parent and the Company are unable to negotiate an agreed-upon determination of Company Net Cash pursuant to Section 1.07(d) within three (3) calendar days after delivery of the Parent Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Company Net Cash shall be referred to the Accounting Firm (selected as provided in Section 1.06(e)). The Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Company Net Cash Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten (10) calendar days of accepting its selection. The Company and Parent shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Parent. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Company Net Cash made by the Accounting Firm shall be made in writing delivered to each of Parent and the Company, shall be final and binding on Parent and the Company and shall represent the Final Company Net Cash. The Parties shall delay the Closing as necessary until the resolution of the matters described in this Section 1.07. The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of the Company Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Company Net Cash amount. If this Section 1.07(e) applies as to the determination of the Company Net Cash described in Section 1.07(a), upon resolution of the matter in accordance with this Section 1.07(e), the Parties shall not be required to determine Final Company Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Parent or the Company may request a redetermination of Final Company Net Cash if the Closing Date is more than 30 calendar days after the Anticipated Closing Date.

Section 1.08    Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.05(a), and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent, Parent or the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.05 and 1.09.

Section 1.09    Surrender of Certificates.

(a)    American Stock Transfer & Trust Company, LLC shall act as exchange Agent in the Merger (the “Exchange Agent”). In the event American Stock Transfer & Trust Company, LLC is unable or unwilling to serve as Exchange Agent, or upon mutual agreement of the Parent and the Company, on or prior to the Closing Date, Parent and the Company shall agree upon and select a reputable bank, transfer agent or trust company to act as Exchange Agent in the Merger. At the Effective Time, Parent shall deposit with the Exchange Agent: (i) evidence of book-entry shares representing the Parent Common Stock issuable pursuant to Section 1.05(a), and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.05(c), together with irrevocable instructions to the Exchange Agent to cause the Exchange Agent to deliver the Exchange Fund as promptly as reasonably practicable upon receipt of the documents, including Letters of Transmittal and Company Stock Certificates, described in Section 1.09(b). The Parent Common Stock and cash amounts deposited by Parent with the Exchange Agent from time to time (including pursuant to Section 1.10(a)), together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b)    Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Parent or the Exchange Agent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent) (the “Letter of Transmittal”); and

(ii) instructions for effecting the surrender of Company Stock Certificates in exchange for book-entry shares of Parent Common Stock. Upon surrender of one or more Company Stock Certificates to the Exchange Agent for exchange, together with a duly completed and executed Letter of Transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent (including, in case of a lost, stolen or destroyed Company Stock Certificate, the affidavit and bond referred to in Section 1.09(c)): (A) the holder of such Company Stock Certificates shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Parent Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.05(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to the provisions of Section 1.05(c)) in respect of all shares of Company Capital Stock represented by such Company Stock Certificates; and (B) the Company Stock Certificates so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.09(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive, upon exchange as contemplated by this Section 1.09(b), book-entry shares of Parent Common Stock representing the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock) to which the holder of the Company Capital Stock formerly represented by such Company Stock Certificate is entitled to receive in the Merger.

(c)    If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any shares of Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond in a reasonable amount indemnifying Parent against any claim suffered by Parent related to the lost, stolen or destroyed Company Stock Certificate or any Parent Common Stock issued in exchange therefor as Parent may reasonably request.

(d)    No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.09 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(e)    The Exchange Agent Agreement shall provide that the Exchange Agent shall deliver any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date that is 180 days after the Closing Date to Parent upon demand, and any holder of Company Stock Certificates who has not theretofore surrendered such Company Stock Certificates or provided an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.09 shall thereafter look only to Parent for satisfaction of such holder’s claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.

(f)    No Party or its Subsidiaries shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Law.

(g)    In the event of a transfer of ownership of Company Capital Stock that is not registered on the transfer records of the Company, the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock) payable hereunder with respect to such Company Capital Stock may be paid to a Person other than the Person in whose name the Company Stock Certificate so surrendered is registered, but only if (i) such Company Stock Certificate shall be properly endorsed and otherwise be in proper form for transfer, and (ii) the Person requesting such exchange shall have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of book-entry shares of Parent Common Stock representing the Merger Consideration in any name other than that of the registered holder of the Company Stock Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

Section 1.10    Appraisal Rights.

(a)    Notwithstanding any provision of this Agreement to the contrary, Dissenting Shares shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.05 otherwise attributable to such Dissenting Shares, unless and until such shares shall cease to be Dissenting Shares, and in lieu thereof, the holders of Dissenting Shares shall be entitled to receive payment of the appraised value of such Dissenting Shares respectively held by them in accordance with the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their right to appraisal of such shares of Company Capital Stock under the DGCL shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the book-entry shares of Parent Common Stock representing the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock) to which the holder of such shares of Company Capital Stock is entitled to receive in the Merger upon their surrender in the manner provided in Sections 1.05 and 1.09. Upon any Dissenting Shares ceasing to be Dissenting Shares after the Effective Time, (i) Parent shall promptly deposit with the Exchange Agent evidence of book-entry shares representing the Parent Common Stock issuable in respect of such formerly Dissenting Shares pursuant to Section 1.05(a), and cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.05(c), and (ii) the Parties shall cause the Exchange Agent to mail to the holder of such formerly Dissenting Shares the items specified in clauses (i) and (ii) of Section 1.09(b).

(b)    The Company shall give Parent prompt written notice of any demands for appraisal rights received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands. The Company shall not, without Parent’s prior written consent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 1.11    Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights, powers, privileges and property of the Company, then the officers and directors of the

Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

Section 1.12    Tax Consequences. For United States federal income tax purposes, the Merger is intended to constitute a “reorganization” (within the meaning of Section 368(a) of the Code). The Parties adopt this Agreement as a “plan of reorganization” (within the meaning of Section 1.368-2(g) of the Treasury Regulations).

Section 1.13    Withholding. Each of Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Capital Stock or any other Person such amounts as Parent, Merger Sub, the Surviving Corporation or the Exchange Agent, as the case may be, is required to deduct and withhold under the Code, or any Tax law, with respect to the making of such payment. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 10.14(e), except as set forth, with respect to any specific subsection in this Article II, in the corresponding subsection of the written disclosure schedule delivered by the Company to Parent concurrently with the execution and delivery hereof (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 2.01    Due Organization; Subsidiaries.

(a)    Each of the Company and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(b)    Each of the Company and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c)    The Company has no Subsidiaries, except for the Entities identified in Section 2.01(c)(i) of the Company Disclosure Schedule; and neither the Company nor any of the Entities identified in Section 2.01(c)(i) of the Company Disclosure Schedule owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 2.01(c)(i) of the Company Disclosure Schedule. Except as set forth in Section 2.01(c)(ii) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is or has otherwise been, directly or indirectly, a party to, member of, or participant in any partnership, joint venture or similar business entity. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither the Company nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

Section 2.02    Organizational Documents. The Company has delivered to Parent accurate and complete copies of the Organizational Documents of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.

Section 2.03    Authority; Binding Nature of Agreement. The Company and each of its Subsidiaries have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Company Board has (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, and (c) determined to recommend that the stockholders of the Company vote to adopt this Agreement and thereby, upon the terms and subject to the conditions set forth in this Agreement, approve the Contemplated Transactions. This Agreement and each other Transaction Document to which the Company is a party or signatory has been (in the case of this Agreement and any Transaction Document executed and delivered by the Company in connection herewith) or will be (in the case of any other Transaction Document to be executed and delivered by the Company at or prior to the Effective Time) duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub (in the case of this Agreement) or the other parties thereto (in the case of any other Transaction Document), constitutes or will constitute, as the case may be, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Company Stockholder Support Agreement, the Company Board approved the Company Stockholder Support Agreement and the transactions contemplated thereby.

Section 2.04    Vote Required. The affirmative vote (or written consent) of (a) the holders of a majority of the shares of Company Common Stock and Company Preferred Stock each outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon, voting as a single class, with each such holder of shares of Company Preferred Stock having a number of votes equal to the whole number of shares of Company Common Stock into which such holder’s shares of Company Preferred Stock were convertible immediately after the close of business on such record date, and (b) the holders of a majority of the shares of Company Preferred Stock outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon, voting together as a separate class on an as-converted to Company Common Stock basis (collectively, the “Required Company Stockholder Vote”), is the only vote (or written consent) of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.

Section 2.05    Non-Contravention; Consents. Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a)    contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(b)    contravene, conflict with or result in a material violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company or its Subsidiaries, or any of the assets owned or used by the Company or its Subsidiaries, is subject;

(c)    contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or its Subsidiaries, except as would not be material to the Company or its business;

(d)    contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iii) accelerate the maturity or performance of any Company Material Contract; or (iv) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material violation, breach, default, penalty or modification; or

(e)    result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by the Company or its Subsidiaries (except for Permitted Encumbrances).

Except for (i) any Consent set forth on Section 2.05 of the Company Disclosure Schedule under any Company Contract, (ii) the Required Company Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws; neither the Company nor any of its Subsidiaries is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions. The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Company Stockholder Support Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreement or any of the other Contemplated Transactions.

Section 2.06    Capitalization.

(a)    The authorized capital stock of the Company consists of (i) 105,000,000 shares of Company Common Stock, par value $0.001 per share, of which 23,311,656 shares have been issued and are outstanding as of the date of this Agreement, and (ii) 73,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”), of which 10,000,000 shares are designated as Series A Preferred, 35,000,000 shares are designated as Series B Preferred, 8,000,000 shares are designated as Series C Preferred, and 20,000,000 shares are designated as Series D Preferred, of which 9,486,575 shares, 7,980,620 shares, 7,500,000 shares and 10,217,687 shares, respectively, are issued and are outstanding as of the date of this Agreement. The Company does not hold any shares of its capital stock in its treasury. As of the date of this Agreement, Company Warrants to purchase 25,000 shares of Company Common Stock are outstanding. Section 2.06(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, (A) each record holder of issued and outstanding Company Warrants, (B) the number and type of shares subject to each such Company Warrant, (C) the exercise price of each such Company Warrant, (D) the expiration date of each such Company Warrant, and (E) whether and to what extent any holders of Company Warrants shall be required to exercise such Company Warrants prior to the Effective Time.

(b)    All of the outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free from any Encumbrances. Except as contemplated hereby or as set forth in Section 2.06(b) of the Company Disclosure Schedule, (i) none of the outstanding shares of Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Capital Stock is subject to any right of first refusal in favor of the Company, and (ii) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Capital Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities. Section 2.06(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable. Each share of Company Preferred Stock is convertible into one share of Company Common Stock.

(c)    Except for the Company’s Histogen Inc. 2017 Stock Plan, as amended, and the Histogen Inc. 2007 Stock Plan (together, the “Company Plans”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 16,278,007 shares of Company Common Stock for issuance under the Company Plans, of which 3,388,672 shares have been issued and are currently outstanding, 9,472,923 have been reserved for issuance upon exercise of Company Options granted under the Company Plans, and 3,416,412 shares of Company Common Stock remain available for future issuance pursuant to the Company Plans. Section 2.06(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Company Common Stock subject to such Company

Option at the time of grant; (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; (vii) the date on which such Company Option expires; and (viii) whether such Company Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option. The Company has made available to Parent an accurate and complete copy of each Company Plan and forms of all stock option agreements approved for use thereunder. Except as set forth in Section 2.06(c) of the Company Disclosure Schedule, no vesting of Company Options will accelerate in connection with the closing of the Contemplated Transactions.

(d)    Except for the outstanding Company Warrants and Company Options set forth on Section 2.06(a) and Section 2.06(c) of the Company Disclosure Schedule, respectively, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or any of its Subsidiaries.

(e)    All outstanding shares of Company Common Stock, Company Preferred Stock, Company Warrants, Company Options and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

Section 2.07    Financial Statements.

(a)    Section 2.07(a) of the Company Disclosure Schedule includes true and complete copies of (i) the Company’s audited consolidated balance sheets at December 31, 2017 and December 31, 2018 and the Company’s audited consolidated statements of operations, cash flow and convertible preferred stock and stockholders’ deficit for the fiscal years ended December 31, 2017 and December 31, 2018 (collectively, the “Company Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Company as of September 30, 2019 and the Company’s unaudited statements of operations, cash flow and convertible preferred stock and stockholders’ deficit for the nine (9) months ended September 30, 2019 (collectively, the “Company Interim Financial Statements” and, together with the Company Audited Financial Statements, the “Company Financial Statements”). The Company Financial Statements (A) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the footnotes to such Company Financial Statements and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated, and (B) fairly present, in all material respects, the financial position and operating results of the Company and its consolidated Subsidiaries as of the dates and for the periods indicated therein.

(b)    Each of the Company and its Subsidiaries maintains accurate books and records reflecting their assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries in conformity with GAAP and to maintain accountability of the Company’s and its Subsidiaries’ assets; (iii) access to the Company’s and its Subsidiaries’ assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for the Company’s and its Subsidiaries’ assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c)    Section 2.07(c) of the Company Disclosure Schedule lists, and the Company has delivered to Parent accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K under the Exchange Act) effected by the Company or any of its Subsidiaries.

(d)    Since January 1, 2016, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Since January 1, 2016, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company, any of its Subsidiaries, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries, or (iii) any claim or allegation regarding any of the foregoing.

Section 2.08    Absence of Changes. Except as set forth on Section 2.08 of the Company Disclosure Schedule, between December 31, 2018 and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any Company Material Adverse Effect.

Section 2.09    Absence of Undisclosed Liabilities. As of the date hereof, neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, except for: (a) Liabilities reflected on the face of the Company Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by the Company or its Subsidiaries since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business and which are not in excess of $100,000 in the aggregate; (c) Liabilities for performance of obligations of the Company or any of its Subsidiaries under Company Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions, including Company Transaction Expenses; and (e) Liabilities listed in Section 2.09 of the Company Disclosure Schedule.

Section 2.10    Title to Assets. Each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to the Company or its business, including: (a) all assets reflected on the Company Unaudited Interim Balance Sheet; and (b) all other assets reflected in the books and records of the Company or any of its Subsidiaries as being owned by the Company or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by the Company or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

Section 2.11    Real Property; Leasehold. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company or any of its Subsidiaries, and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

Section 2.12    Intellectual Property.

(a)    The Company, directly or through any of its Subsidiaries, owns, or has the right to use, as currently being used or contemplated to be used by the Company or any of its Subsidiaries, all Company IP Rights, and with respect to Company IP Rights that are owned by or exclusively licensed to the Company or any of its Subsidiaries, has the right to bring actions for the infringement of such Company IP Rights, in each case except for any failure to own or have such right to use, or to have the right to bring actions, that would not reasonably be expected to have a Company Material Adverse Effect.

(b)    Section 2.12(b) of the Company Disclosure Schedule is an accurate, true and complete listing of all Company Registered IP.

(c)    Section 2.12(c) of the Company Disclosure Schedule accurately identifies (i) all Company Contracts pursuant to which Company IP Rights are licensed to the Company or any of its Subsidiaries (other than (A) any non-customized, commercially available software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software, and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the

Company’s or any of its Subsidiaries’ products or services (“Company Off-the-Shelf Software”), and (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials), and (ii) whether the license or licenses granted to the Company or any of its Subsidiaries are exclusive or non-exclusive.

(d)    Section 2.12(d) of the Company Disclosure Schedule accurately identifies each Company Contract pursuant to which the Company or any of its Subsidiaries has granted to any third party any license under, or any third party has otherwise received or acquired from the Company or any of its Subsidiaries any right (whether or not currently exercisable) or interest in, any Company IP Rights (other than (i) any confidential information provided under confidentiality agreements, and (ii) any Company IP Rights non-exclusively licensed to suppliers or service providers for the sole purpose of enabling such supplier or service providers to provide services for the Company’s benefit).

(e)    Neither the Company nor any of its Subsidiaries is bound by, and no Company IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any of its Subsidiaries to use, exploit, assert, or enforce any Company IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of the Company as currently conducted or planned to be conducted.

(f)    The Company or one of its Subsidiaries exclusively owns all right, title, and interest to and in the Company IP Rights (other than (i) Company IP Rights exclusively and non-exclusively licensed to the Company or one of its Subsidiaries, as identified in Section 2.12(c) of the Company Disclosure Schedule, (ii) any Company Off-the-Shelf Software, and (iii) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i)    All documents and instruments necessary to register or apply for or renew registration of Company Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Body, except for any such failure that, individually or collectively, would not reasonably be expected to have a Company Material Adverse Effect.

(ii)    Each Person who is or was an employee or contractor of the Company or any of its Subsidiaries and who is or was involved in the creation or development of any material Company IP Rights purported to be owned by the Company has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to the Company or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of the Company and its Subsidiaries, except for any such failures that, individually or collectively, would not reasonably be expected to have a Company Material Adverse Effect.

(iii)    To the Knowledge of the Company, no current or former stockholder, officer, director, or employee of the Company or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Company IP Rights purported to be owned by the Company, except for any such claims, rights or interests that, individually or collectively, would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no employee of the Company or any or any of its Subsidiaries is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or such Subsidiary or (B) in breach of any Contract with any former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting trade secrets and confidential information comprising Company IP Rights purported to be owned by the Company.

(iv)    Except as set forth in Section 2.12(f)(iv) of the Company Disclosure Schedule, no funding, facilities, or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Company IP Rights in which the Company or any of its Subsidiaries has an ownership interest.

(v)    The Company and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company or such Subsidiary holds, or purports to hold, as a material trade secret.

(vi)    As of the date of this Agreement, except as set forth in Section 2.12(f)(vi) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has granted any licenses or covenants not to sue, or sold or otherwise transferred (other than standard non-exclusive licenses or rights to use granted to customers, suppliers or service providers in the ordinary course of its business) any material Company IP Rights to any third party, and there exists no obligation by the Company or any of its Subsidiaries to assign, license or otherwise transfer any material Company IP Rights to any third party.

(vii)    To the Knowledge of the Company, the Company IP Rights constitute all Intellectual Property necessary for the Company and its Subsidiaries to conduct its business as currently conducted and planned to be conducted, provided that the foregoing is not intended to be a representation or warranty with respect to non-infringement.

(g)    The Company has delivered or made available to Parent a complete and accurate copy of all Company IP Rights Agreements required to be listed on Section 2.12(c) or Section 2.12(d) of the Company Disclosure Schedule. Except as set forth on Section 2.12(g) of the Company Disclosure Schedule, with respect to each such Company IP Rights Agreement: (i) such agreement is valid and binding on the Company or its Subsidiaries, as applicable, and in full force and effect, subject to the Enforceability Exceptions; (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived; and (iii) neither the Company nor its Subsidiaries, and, to the Knowledge of the Company, no other party to any such agreement, is in breach or default thereof in any material respect. To the Knowledge of the Company, the consummation of the Contemplated Transactions will neither result in the modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, such Company IP Rights Agreements, nor give any third party to any such Company IP Rights Agreement the right to do any of the foregoing. Following the closing of the Contemplated Transactions, the Company and its Subsidiaries will be permitted to exercise all of the rights of the Company or its Subsidiaries under such agreements to the same extent, in all material respects, the Company or its Subsidiaries would have been able had the Contemplated Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company or its Subsidiaries would otherwise be required to pay.

(h)    The manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by the Company or any of its Subsidiaries does not and will not violate any license or agreement between the Company or its Subsidiaries and any third party, and, to the Knowledge of the Company, does not and will not infringe or misappropriate any Intellectual Property right of any other party, which violation, infringement or misappropriation would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing upon, or violating any license or agreement with the Company or its Subsidiaries relating to, any material Company IP Rights.

(i)    There is no current or pending Legal Proceeding (including opposition, interference or other proceeding in any patent or other government office) contesting the validity of, or the Company’s or any of its Subsidiaries’ ownership or right to use, sell, license or dispose of, any Company IP Rights. Neither the Company nor any of its Subsidiaries has received any written notice asserting that any Company IP Rights, the right to use, sell, license or dispose of such Company IP Rights, or such right to use, sale, license or disposition of such Company IP Rights conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person except for assertions that, if true, individually or collectively, would not reasonably be expected to have a Company Material Adverse Effect.

(j)    Each item of Company IP Rights that is Company Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing that, individually or collectively, would not reasonably be expected to have a Company Material Adverse Effect.

(k)    To the Knowledge of the Company, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by the Company or any of its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person.

(l)    Except as set forth in the Contracts listed on Section 2.12(j) of the Company Disclosure Schedule or for Company Contracts entered into in the Ordinary Course of Business: (i) neither the Company nor any of its Subsidiaries is bound by any Contract wherein the Company or any of its Subsidiaries has expressly agreed to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, and (ii) neither the Company nor any of its Subsidiaries has ever expressly assumed, or expressly agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility is material and remains in force as of the date of this Agreement.

Section 2.13    Agreements, Contracts and Commitments.

(a)    Section 2.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i)    each Company Contract relating to any retention, change in control or transaction bonus or severance or other termination obligation to any Company Associate;

(ii)    each Company Contract requiring payments by the Company after the date of this Agreement in excess of $150,000 pursuant to its express terms with any Company Associate;

(iii)    each Company Contract relating to any agreement or plan, including any Company Employee Plan, any of the benefits of which will be increased, or the vesting or payment of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(iv)    each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 or creating any material Encumbrances with respect to any assets of the Company or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Company;

(v)    each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(vi)    each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;

(vii)    each Company Real Estate Lease; or

(viii)    any other Company Contract that is not terminable at will (with no penalty or payment) by the Company or its Subsidiaries, as applicable and (A) which involves payment or receipt by the Company or its Subsidiaries after the date of this Agreement under any such agreement, contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate, or (B) that is material to the business or operations of the Company and its Subsidiaries, taken as a whole.

(b)    The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. Neither the Company nor any of its Subsidiaries has, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

Section 2.14    Compliance; Permits; Restrictions.

(a)    The Company and each of its Subsidiaries are, and since January 1, 2016 have been, in compliance in all material respects with all applicable Laws, including the regulations adopted thereunder, and any other similar Law administered or promulgated by the Food and Drug Administration (“FDA”) or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (“Drug Regulatory Agency”), except for any noncompliance, either individually or in the aggregate, which would not be material to the Company. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of material property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)    The Company and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of the Company and its Subsidiaries as currently conducted (collectively, the “Company Permits”). Section 2.14(b) of the Company Disclosure Schedule identifies each Company Permit. Each of the Company and its Subsidiaries is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit.

(c)    There are no proceedings pending or threatened with respect to an alleged material violation by the Company or any of its Subsidiaries of the Federal Food, Drug, and Cosmetic Act (“FDCA”), FDA regulations adopted thereunder, the Controlled Substance Act or any other similar Law promulgated by a Drug Regulatory Agency.

(d)    The Company and each of its Subsidiaries holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of the Company or such Subsidiary as currently conducted, and, as applicable, the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Company Product Candidates”) (collectively, the “Company Regulatory Permits”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, canceled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. The Company and each of its Subsidiaries are in compliance in all material respects with the Company Regulatory Permits and have not received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit, or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. Except for the information and files identified in Section 2.14(d) of the Company Disclosure Schedule, the Company has made available to Parent all information requested by Parent in the Company’s or its Subsidiaries’ possession or control relating to the Company Product Candidates and the development, clinical testing, manufacturing, importation and exportation of the Company Product Candidates, including complete copies of the following (to the extent there are any): (x) adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other material written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar material reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Body. To the Knowledge of the Company, there are no studies, tests or trials the results of which the Company believes reasonably call into question (I) the study, test or trial results of any Company Product Candidates, (II) the efficacy or safety of any Company Product Candidates, or (III) any of the Company’s filings with any Governmental Body.

(e)    All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company or its Subsidiaries, or in which the Company or its Subsidiaries or their respective current products or product candidates, including the Company Product Candidates, have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2016, neither the Company nor any of its Subsidiaries has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries or their respective current products or product candidates, including the Company Product Candidates, have participated.

(f)    Neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a, or (ii) any similar applicable Law. To the Knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, any of its Subsidiaries or any of their respective officers, employees or agents.

Section 2.15    Legal Proceedings; Orders.

(a)    Except as set forth in Section 2.15 of the Company Disclosure Schedule, there is no pending Legal Proceeding, and no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any of its Subsidiaries, any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)    Except as set forth in Section 2.15 of the Company Disclosure Schedule, since January 1, 2017, no Legal Proceeding has been pending against the Company that resulted in material liability to the Company.

(c)    There is no order, writ, injunction, judgment or decree to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or other Key Employee of the Company or any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries or to any material assets owned or used by the Company or any of its Subsidiaries.

Section 2.16    Tax Matters.

(a)    The Company and each of its Subsidiaries have timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b)    All material Taxes due and owing by the Company or any of its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been timely paid. Since the date of the Company Unaudited Interim Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c)    The Company and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any Company Associate, creditor, stockholder, or other third party.

(d)    There are no Encumbrances for material Taxes upon any of the assets of the Company or any of its Subsidiaries other than Permitted Encumbrances.

(e)    No deficiencies for material Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) material audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f)    Neither the Company nor any of its Subsidiaries (i) has either agreed or is required to make any material adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (ii) has elected at any time to be treated as an “S corporation” (within the meaning of Sections 1361 or 1362 of the Code); or (iii) has made any of the foregoing elections, or is required to apply any of the foregoing rules, under any comparable state or local Tax provision.

(g)    Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers, creditors and landlords, the primary purpose of which do not relate to Taxes.

(h)    Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company). Neither the Company nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than the Company and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor or by Contract.

(i)    Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code since January 1, 2017.

(j)    Neither the Company nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(k)    Neither the Company nor any of its Subsidiaries (i) has been a shareholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law); (ii) has been a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law); (iii) has been a shareholder of a “passive foreign investment company” (within the meaning of Section 1297 of the Code); or (iv) has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the country of its formation.

(l)    Neither the Company nor any of its Subsidiaries (or any of their respective predecessors) (i) is or was a “surrogate foreign corporation” (within the meaning of Section 7874(a)(2)(B) of the Code) or is treated as a U.S. corporation under Section 7874(b) of the Code, or (ii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to the dual charter provision of Treasury Regulations Section 301.7701-5(a).

(m)    Except as set forth on Section 2.16(m) of the Company Disclosure Schedule, no entity classification election pursuant to Treasury Regulations Section 301.7701-3 has been filed with respect to the Company or any of its Subsidiaries.

(n)    Neither the Company nor any of its Subsidiaries has knowledge of any facts or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” (within the meaning of Section 368(a) of the Code).

(o)    Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction on or prior to the Closing Date, any accounting method change or agreement with any Governmental Body filed or made on or prior to the Closing Date, any prepaid amount received on or prior to the Closing, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax law) or any election under Section 108(i) of the Code.

Section 2.17    Employee and Labor Matters; Benefit Plans.

(a)    Section 2.17(a) of the Company Disclosure Schedule lists all written and describes the material terms of all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar material fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any Company Associate (or any present or former employee, consultant or director of any trade or business (whether or not incorporated) which is a Company Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, the Company or any of its Subsidiaries, or under which the Company or any of its Subsidiaries has incurred or may incur any liability (each, a “Company Employee Plan”).

(b)    With respect to each Company Employee Plan, the Company has made available to Parent a true and complete copy of, to the extent applicable, (i) such Company Employee Plan, (ii) the three most recent annual reports (Form 5500 and all schedules and financial statements attached thereto) as filed with the IRS, (iii) each currently effective trust agreement related to such Company Employee Plan and any amendments thereto, (iv) the most recent summary plan description for each Company Employee Plan for which such description is required, along with all summaries of material modifications, and (v) the most recent IRS determination or opinion letter or analogous ruling under foreign law issued with respect to any Company Employee Plan.

(c)    Each Company Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Law, including the Code and ERISA. All contributions, reserves, or premium payments (including all employer contributions and employee salary reduction contributions) that are due as of the date hereof have been made to or paid on behalf of each Company Employee Plan.

(d)    Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. Nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust.

(e)    No Company Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither the Company nor any of its Subsidiaries or Company Affiliates has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Company Employee Plan is a Multiemployer Plan, and neither the Company nor any of its Subsidiaries or Company Affiliates has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Company Employee Plan is a Multiple Employer Plan.

(f)    Neither the Company nor any of its Subsidiaries has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Neither the Company nor any of its Subsidiaries has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Company Employee Plan subject to ERISA and neither the Company nor any of its Subsidiaries has been assessed any civil penalty under Section 502(l) of ERISA.

(g)    Except as set forth in Section 2.17(g) of the Company Disclosure Schedule, no Company Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) for group health plan continuation coverage pursuant to COBRA or an analogous state Law requirement or (ii) death or retirement benefits under a Company Employee Plan qualified under Section 401(a) of the Code. Neither the Company nor any of its Subsidiaries sponsors or maintains any self-funded employee benefit plan.

(h)    No Company Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States.

(i)    Each Company Employee Plan that is a “group health plan” (within the meaning of Section 5000(b)(1) of the Code) is in compliance in material respects with the applicable terms of the Patient Protection and Affordable Care Act of 2010, as amended, including the market reform mandates and the employer-shared responsibility requirements, and no event has occurred nor circumstances exist that would cause the Company to be subject to any Taxes assessable under Sections 4980H(a) and 4980H(b) of the Code. The Company has complied in all material respects with the annual health insurance coverage reporting requirements under Code Sections 6055 and 6056.

(j)    With respect to all Company Options, (i) each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof), (iii) each Company Option grant was made in accordance with the terms of the applicable Company Plan and all other applicable Law and (iv) the per share exercise price of each Company Option was not less than the fair market value of a share of Company Common Stock on the applicable Grant Date.

(k)    To the Knowledge of the Company, no Company Options or other equity-based awards issued or granted by the Company are subject to the requirements of Code Section 409A. To the Knowledge of the Company, each “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “409A Plan”) under which the Company makes, is obligated to make or promises to make, payments, complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any 409A Plan is, or to the Knowledge of the Company will be, subject to the penalties of Code Section 409A(a)(1).

(l)    The Company and each of its Subsidiaries is in material compliance with all applicable Laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case,: (i) has withheld and reported all material amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Company Associates, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Company Associates (other than routine payments to be made in the Ordinary

Course of Business). There are no actions, suits, claims or administrative matters pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company or any of its Subsidiaries relating to any Company Associate, employment agreement, consulting agreement or Company Employee Plan (other than routine claims for benefits).

(m)    Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from overtime wages. Neither the Company nor any Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” (within the meaning of the WARN Act or similar state or local law), issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of the Company or any of its Subsidiaries prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(n)    There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, union organizing activity, question concerning representation or any similar activity or dispute, affecting the Company or any of its Subsidiaries. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute. The Company is not a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company or its Subsidiaries, including through the filing of a petition for representation election.

(o)    Neither the Company nor any of its Subsidiaries is, nor has the Company or any of its Subsidiaries been, engaged in any “unfair labor practice” (within the meaning of the National Labor Relations Act). There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Company Associate, including charges of unfair labor practices or discrimination complaints.

(p)    Neither the Company nor any of its Subsidiaries is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” (within the meaning of Section 280G of the Code) in connection with the Contemplated Transactions (either by itself or when combined with any other event). There is no contract, agreement, plan or arrangement to which the Company or any Company Affiliate is a party or by which it is bound to compensate any Person for taxes paid pursuant to Sections 409A or 4999 of the Code.

(q)    Except as otherwise specifically contemplated by the terms of this Agreement or as set forth in Section 2.17(q) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions (either by themselves or when combined with any other event), will (i) result in any payment becoming due to any Company Associate, (ii) increase any benefits otherwise payable under any Company Employee Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Company Employee Plan, or (iv) result in any obligation to fund any trust or other arrangement with respect to compensation or benefits under a Company Employee Plan.

Section 2.18    Environmental Matters. Since January 1, 2016, the Company and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received, since January 1, 2016, any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that the Company or any of its Subsidiaries is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company or any of its Subsidiaries has received, since January 1, 2016, any written notice or other communication relating to property owned or leased at any time by the Company or any of its Subsidiaries, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property, and (ii) neither the Company nor any of its Subsidiaries has any material liability under any Environmental Law.

Section 2.19    Insurance. The Company has delivered to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of its Subsidiaries. Each of such insurance policies is in full force and effect and the Company and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2016, neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company or any of its Subsidiaries for which the Company or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any of its Subsidiaries of its intent to do so.

Section 2.20    No Financial Advisors. Except as set forth on Section 2.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 2.21    Disclosure. The information supplied by the Company and each of its Subsidiaries for inclusion in the Proxy Statement (including any of the Company Financial Statements) will not, as of the date of the Proxy Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information, in light of the circumstances under which such information will be provided, not false or misleading.

Section 2.22    Transactions with Affiliates. Section 2.22 of the Company Disclosure Schedule describes any material transactions or relationships, since January 1, 2018, between, on one hand, the Company or any of its Subsidiaries, and, on the other hand, any (a) executive officer or director of the Company or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding Company Capital Stock, or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries); in the case of each of clause (a), (b) or (c) immediately preceding that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 2.23    No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Parent nor Merger Sub, nor any other Person on behalf of Parent or Merger Sub, makes any express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company or any of its Subsidiaries or any of their respective stockholders or Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Parent and Merger Sub set forth in Article III (in each case as qualified and limited by the Parent Disclosure Schedule and Parent SEC Disclosure Documents, as set forth in the first paragraph of Article III)) none of the Company or its Subsidiaries or any of their respective Representatives or stockholders has relied on any such information (including the accuracy or completeness thereof).

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Subject to Section 10.14(e), except (a) as set forth, with respect to any specific subsection in this Article III, in the corresponding subsection of the written disclosure schedule delivered by the Parent to the Company concurrently with the execution and delivery hereof (the “Parent Disclosure Schedule”) or (b) as disclosed in the Parent SEC Documents (i) filed with the SEC on or after January 1, 2019 and prior to the date hereof, and (ii) publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to, the SEC on or after the date hereof, and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other Section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) (the

“Parent SEC Disclosure Documents”), and provided that (x) no information disclosed in such Parent SEC Documents shall be deemed disclosed for purposes of any Parent Fundamental Representations or Parent Capitalization Representations, (y) the information disclosed in such Parent SEC Documents shall be deemed to be disclosed in a Section of the Parent Disclosure Schedule only to the extent that it is readily apparent from a reading of such Parent SEC Documents that it is applicable to such Section of the Parent Disclosure Schedule, and (z) in the event of any inconsistency between the disclosures in the Parent Disclosure Schedule and such Parent SEC Documents, the inconsistent disclosures in such Parent SEC Documents shall be ignored (it being understood that, subject to clauses (x) and (y) immediately preceding, the omission of a disclosure in a Section of the Parent Disclosure Schedule shall not be deemed to be an inconsistency), Parent and Merger Sub each represents and warrants to the Company as follows:

Section 3.01    Due Organization; Subsidiaries.

(a)    Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of its incorporation, Merger Sub has not engaged in any activities other than as contemplated by this Agreement.

(b)    Parent is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.

(c)    Parent has no Subsidiaries except for Merger Sub and neither Parent nor Merger Sub owns any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity other than Merger Sub. Neither Parent nor Merger Sub is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither Parent nor Merger Sub has agreed or is obligated to make, nor is either such Party bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither Parent nor Merger Sub has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

Section 3.02    Organizational Documents. Parent has made available to the Company accurate and complete copies of its and Merger Sub’s Organizational Documents. Neither Parent nor Merger Sub is in breach or violation its Organizational Documents in any material respect.

Section 3.03    Authority; Binding Nature of Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Parent Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders; (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement; and (c) determined to recommend that the stockholders of Parent vote to approve this Agreement and, upon the terms and subject to the conditions set forth in this Agreement, the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder; (y) deemed advisable and approved this Agreement and the Contemplated Transactions; and (z) determined to recommend that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve, upon the terms and subject to the conditions set forth in this Agreement, the Contemplated Transactions. This Agreement and each other Transaction Document to which Parent or Merger Sub is a party or signatory has been (in the case of this Agreement and any Transaction Document executed and delivered by Parent or Merger Sub in connection herewith) or will be (in the case of any other Transaction Document to be executed and delivered by Parent or Merger Sub at or prior to the Effective Time) duly executed and delivered by Parent or Merger Sub and, assuming the due authorization, execution and delivery by the Company (in the case of this Agreement) or the other parties (other than Parent or Merger Sub) thereto (in the case of any other Transaction Document), constitutes or will constitute, as the case may be, the legal, valid and binding obligation of Parent or Merger Sub, enforceable against Parent or Merger Sub in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Parent Stockholder Support Agreement, the Parent Board approved the Parent Stockholder Support Agreement and the transactions contemplated thereby.

Section 3.04    Vote Required. (a) The affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Parent Reverse Stock Split, and (b) the affirmative vote of a majority of the votes cast at the Parent Stockholders’ Meeting at which a quorum is present is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve all other Parent Stockholder Matters (the “Required Parent Stockholder Vote”).

Section 3.05    Non-Contravention; Consents. Subject to obtaining the Required Parent Stockholder Vote, the filing of the Certificate of Merger required by the DGCL, and the approval of the Nasdaq Listing Application by Nasdaq prior to the Effective Time, neither (x) the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a)    contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or Merger Sub;

(b)    contravene, conflict with or result in a material violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which Parent or Merger Sub, or any of the assets owned or used by Parent or Merger Sub, is subject;

(c)    contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent; except as would not be material to Parent or its business;

(d)    contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Parent Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract; (iii) accelerate the maturity or performance of any Parent Material Contract; or (iv) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any non-material violation, breach, default, penalty or modification; or

(e)    result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by Parent or Merger Sub (except for Permitted Encumbrances).

Except for (i) any Consent set forth on Section 3.05 of the Parent Disclosure Schedule under any Parent Contract, (ii) the Required Parent Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) the approval of the Nasdaq Listing Application by Nasdaq, and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws; neither Parent nor Merger Sub is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions. The Parent Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Parent Stockholder Support Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Parent Stockholder Support Agreement or any of the other Contemplated Transactions.

Section 3.06    Capitalization.

(a)    The authorized capital stock of Parent consists of (i) 200,000,000 shares of Parent Common Stock, par value $0.0001 per share, of which 33,170,487 shares have been issued and are outstanding as of December 31, 2019 (the “Capitalization Date”), and (ii) 10,000,000 shares of Preferred Stock, par value $0.0001 per share, of which no shares have been issued and are outstanding as of the Capitalization Date. Parent does not hold any shares of its capital stock in its treasury. As of the date of this Agreement, Parent Warrants to purchase 13,468 shares of Parent Common Stock are outstanding. Section 3.06(a) of the Parent Disclosure Schedule lists, as of the date of this Agreement, (A) each record holder of issued and outstanding Parent Warrants, (B) the number and type of shares subject to each such Parent Warrant, (C) the exercise price of each such Parent Warrant, (D) the termination date of each such Parent Warrant and (E) whether and to what extent any holders of Parent Warrants shall be required to exercise such Parent Warrants prior to the Effective Time.

(b)    The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock, of which 1,000 shares have been issued and are outstanding as of the date of this Agreement. Merger Sub does not hold any shares of its capital stock in its treasury. Merger Sub has not issued any options, warrants or other Equity Equivalents to purchase or otherwise acquire any shares of its capital stock.

(c)    All of the outstanding shares of Parent Common Stock and Merger Sub Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Parent Common Stock or Merger Sub Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Parent Common Stock or Merger Sub Common Stock is subject to any right of first refusal in favor of Parent or Merger Sub. Except as contemplated hereby, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock or Merger Sub Common Stock. Neither Parent nor Merger Sub is under any obligation, nor is Parent or Merger Sub bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or Merger Sub Common Stock or other securities. Section 3.06(c) of the Parent Disclosure Schedule accurately and completely describes all repurchase rights held by Parent or Merger Sub with respect to shares of Parent Common Stock (including shares issued pursuant to the exercise of stock options) or Merger Sub Common Stock and specifies which of those repurchase rights are currently exercisable.

(d)    Except for Parent 2006 Equity Incentive Plan, as amended, the Parent 2013 Incentive Award Plan, and the Parent Non-Employee Director Compensation Program (collectively, the “Parent Stock Plans”) and the 2013 Employee Stock Purchase Plan (the “Parent ESPP”), or as set forth on Section 3.06(d) of the Parent Disclosure Schedule, Parent does not have any other Equity Compensation Plan. As of the date of this Agreement, Parent has reserved 7,589,979 shares of Parent Common Stock for issuance under the Parent Stock Plans, of which 886,093 shares have been issued and are currently outstanding, 1,299,137 shares have been reserved for issuance upon exercise of Parent Options granted under the Parent Stock Plans, 1,453,311 shares have been reserved for issuance upon settlement of outstanding Parent RSUs granted under the Parent Stock Plans and 3,951,438 shares remain available for future issuance pursuant to the Parent Stock Plans. As of the date of this Agreement, 489,246 shares of Parent Common Stock are reserved and remain available for future issuance pursuant to the Parent ESPP. Section 3.06(d) of the Parent Disclosure Schedule sets forth the following information with respect to each Parent Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Parent Common Stock subject to such Parent Option at the time of grant; (iii) the number of shares of Parent Common Stock subject to such Parent Option as of the date of this Agreement; (iv) the exercise price of such Parent Option; (v) the date on which such Parent Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement; (vii) the date on which such Parent Option expires; and (viii) whether such Parent Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Section 3.06(d) of the Parent Disclosure Schedule also sets forth the following information with respect to each Parent RSU outstanding as of the date of this Agreement: (A) the name of the grantee; (B) the number of shares of Parent Common Stock subject to such Parent RSU at the time of grant; (C) the number of shares of Parent

Common Stock subject to such Parent RSU as of the date of this Agreement; (D) the date on which such Parent RSU was granted; and (E) the applicable vesting schedule. Parent has made available to the Company accurate and complete copies of the Parent Stock Plans and the Parent ESPP and the forms of all award agreements evidencing the equity-based awards granted thereunder. As of the date of this Agreement, no employee of Parent is participating in the ESPP, and there are no ongoing offering periods under the Parent ESPP.

(e)    Except for the outstanding Parent Warrants, Parent Options and Parent RSUs set forth on Section 3.06(a) and Section 3.06(d) of the Parent Disclosure Schedule, respectively, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent or Merger Sub; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent or Merger Sub; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent or Merger Sub is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent or Merger Sub. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent or Merger Sub.

(f)    All outstanding shares of Parent Common Stock, Parent Warrants, Parent Options, Parent RSUs and other securities of Parent and all outstanding shares of Merger Sub Common Stock have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

Section 3.07    SEC Filings; Financial Statements.

(a)    Parent has delivered to the Company accurate and complete copies of all SEC Documents filed by Parent with the SEC since January 1, 2019 (the “Parent SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. Except as set forth on Section 3.07(a) of the Parent Disclosure Schedule, all material registration statements, proxy statements, Certifications, reports, schedules, exhibits, forms and other documents required to have been filed by Parent or its officers with the SEC (the “SEC Documents”) have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Aside from the eligibility requirement pertaining to the aggregate market value of the voting and non-voting common equity held by non-Affiliates of Parent, Parent is eligible to use a Form S-3 for primary offerings of its securities for cash. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act, and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.07, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, supplied or otherwise made available to the SEC.

(b)    The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Parent as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Disclosure Documents, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP. The books of account and other financial records of Parent and each of its Subsidiaries are true and complete in all material respects.

(c)    Parent’s independent registered accounting firm has at all times since the date Parent become subject to the applicable provisions of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Parent, “independent” with respect to Parent (within the meaning of Regulation S-X under the Exchange Act); and (iii) to the Knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d)    Except as set forth on Section 3.07(d) of the Parent Disclosure Schedule, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from officials of Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on Nasdaq. Parent has delivered all of such comment letters and correspondence to the Company. Parent has not disclosed any unresolved comments in the Parent SEC Documents.

(e)    Since January 1, 2016, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Parent, the Parent Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f)    Except as set forth on Section 3.07(f) of the Parent Disclosure Schedule, Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of Nasdaq.

(g)    Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Parent maintains records that in reasonable detail accurately and fairly reflect Parent’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Parent Board, and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting as of September 30, 2019, and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed to Parent’s independent registered accounting firm and the Audit Committee of the Parent Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has not identified any material weaknesses in the design or operation of Parent’s internal control over financial reporting.

(h)    Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

Section 3.08    Absence of Changes. Except as set forth on Section 3.08 of the Parent Disclosure Schedule, between December 31, 2018 and the date of this Agreement, Parent has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any Parent Material Adverse Effect.

Section 3.09    Absence of Undisclosed Liabilities. As of the date hereof, neither Parent nor Merger Sub has any Liability, individually or in the aggregate, except for: (a) Liabilities reflected on the face of the Parent Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Parent since the date of the Parent Balance Sheet in the Ordinary Course of Business and which are not in excess of $100,000 in the aggregate; (c) Liabilities for performance of obligations of Parent or Merger Sub under Parent Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions, including Parent Transaction Expenses; and (e) Liabilities described in Section 3.09 of the Parent Disclosure Schedule.

Section 3.10    Title to Assets. Parent owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to Parent or its business, including: (a) all assets reflected on the Parent Balance Sheet; and (b) all other assets reflected in the books and records of Parent as being owned by Parent. All of such assets are owned or, in the case of leased assets, leased by Parent free and clear of any Encumbrances, other than Permitted Encumbrances.

Section 3.11    Real Property; Leasehold. Parent does not own and has never owned any real property. Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent, and (b) copies of all leases under which any such real property is possessed (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

Section 3.12    Agreements, Contracts and Commitments. Section 3.12 of the Parent Disclosure Schedule identifies each Parent Contract that is in effect as of the date of this Agreement and is (a) a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act, (b) a Contract to which Parent is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, Parent in excess of $50,000, or (c) is a Parent Real Estate Lease. Parent has delivered or made available to the Company accurate and complete copies of all Contracts to which Parent or Merger Sub is a party or by which Parent or Merger Sub is bound of the type described in clauses (a)-(c) of the immediately preceding sentence (any such Contract, a “Parent Material Contract”), including all amendments thereto. There are no Parent Material Contracts that are not in written form. Parent has not nor, to Parent’s Knowledge as of the date of this Agreement, has any other party to a Parent Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Parent Material Adverse Effect. As to Parent, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

Section 3.13    Compliance; Permits; Restrictions.

(a)    Parent is, and since January 1, 2016, has been in compliance in all material respects with all applicable Laws. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of Parent, threatened against Parent. There is no agreement, judgment, injunction, order or decree binding upon Parent which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent, any acquisition of material property by Parent or the conduct of business by Parent as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)    Each of Parent and Merger Sub holds all required Governmental Authorizations which are material to the operation of the business of Parent and Merger Sub as currently conducted (collectively, the “Parent Permits”). Section 3.13(b) of the Parent Disclosure Schedule identifies each Parent Permit. Each of Parent and Merger Sub is in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, limit, suspend, or materially modify any Parent Permit.

(c)    There are no proceedings pending or, to the Knowledge of Parent, threatened with respect to an alleged material violation by Parent of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other similar Law promulgated by a Drug Regulatory Agency.

(d)    Each of Parent and Merger Sub holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Parent and Merger Sub as currently conducted, and, as applicable, the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Parent Product Candidates”) (collectively, the “Parent Regulatory Permits”) and no such Parent Regulatory Permit has been (i) revoked, withdrawn, suspended, canceled or terminated or (ii) modified in any adverse manner other than immaterial adverse modifications. Parent is in compliance in all material respects with the Parent Regulatory Permits and neither Parent nor Merger Sub has received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Parent Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Parent Regulatory Permit. Except for the information and files identified in Section 3.13(d) of the Parent Disclosure Schedule, Parent has made available to the Company all information requested by the Company in Parent’s possession or control relating to the Parent Product Candidates and, as applicable, the development, clinical testing, manufacturing, importation and exportation of the Parent Product Candidates, including complete copies of the following (to the extent there are any): (x) adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other material written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar material reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Body.

(e)    All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Parent or in which Parent or its respective products or product candidates, including the Parent Product Candidates, have participated were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Other than as set forth on Section 3.13(e) of the Parent Disclosure Schedule, since January 1, 2016, neither Parent nor Merger Sub has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring or, to the Knowledge of Parent, threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Parent or in which Parent or its current products or product candidates, including the Parent Product Candidates, have participated.

(f)    Parent is not the subject of any pending or, to the Knowledge of Parent, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Parent, Parent has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Parent, Merger Sub, or, to the Knowledge of Parent, any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of Parent, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Parent or any of its officers, employees or agents.

Section 3.14    Legal Proceedings; Orders.

(a)    There is no pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Parent or Merger Sub or any Parent Associate (in his or her capacity as such) or any of the material assets owned or used by Parent or Merger Sub; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)    There is no order, writ, injunction, judgment or decree to which Parent, or any of the material assets owned or used by Parent is subject. To the Knowledge of Parent, no officer or other Key Employee of Parent is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Parent or to any material assets owned or used by Parent.

Section 3.15    Tax Matters.

(a)    Each of Parent and Merger Sub has timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by an authority in a jurisdiction where Parent or Merger Sub does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b)    All material Taxes due and owing by Parent or Merger Sub on or before the date hereof (whether or not shown on any Tax Return) have been timely paid. Since the date of the Parent Balance Sheet, neither Parent nor Merger Sub has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c)    Each of Parent and Merger Sub has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any Parent Associate, creditor, stockholder, or other third party.

(d)    There are no Encumbrances for material Taxes upon any of the assets of Parent or Merger Sub other than Permitted Encumbrances.

(e)    No deficiencies for material Taxes with respect to Parent have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) material audits, assessments or other actions for or relating to any liability in respect of Taxes of Parent. Neither Parent (nor Merger Sub or any of their predecessors) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f)    Neither Parent nor Merger Sub (i) has either agreed or is required to make any material adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (ii) has elected at any time to be treated as an “S corporation” (within the meaning of Sections 1361 or 1362 of the Code); or (iii) has made any of the foregoing elections, or is required to apply any of the foregoing rules, under any comparable state or local Tax provision.

(g)    Neither Parent nor Merger Sub is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords, the primary purpose of which do not relate to Taxes.

(h)    Neither Parent nor Merger Sub has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Parent). Neither Parent nor Merger Sub has any material Liability for the Taxes of any Person (other than Parent and Merger Sub) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor or by Contract.

(i)    Neither Parent nor Merger Sub has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code in the last two years.

(j)    Neither Parent nor Merger Sub has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(k)    Neither Parent nor Merger Sub (i) has been a shareholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law); (ii) has been a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law); (iii) has been a shareholder of a “passive foreign investment company” (within the meaning of Section 1297 of the Code); or (iv) has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the country of its formation.

(l)    Neither Parent nor Merger Sub (or any of their respective predecessors) (i) is or was a “surrogate foreign corporation” (within the meaning of Section 7874(a)(2)(B) of the Code) or is treated as a U.S. corporation under Section 7874(b) of the Code, or (ii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to the dual charter provision of Treasury Regulations Section 301.7701-5(a).

(m)    No entity classification election pursuant to Treasury Regulations Section 301.7701-3 has been filed with respect to Parent or Merger Sub.

(n)    Neither Parent nor Merger Sub has knowledge of any facts or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” (within the meaning of Section 368(a) of the Code).

(o)    Neither Parent nor Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction on or prior to the Closing Date, any accounting method change or agreement with any Governmental Body filed or made on or prior to the Closing Date, any prepaid amount received on or prior to the Closing, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax law) or any election under Section 108(i) of the Code.

(p)    Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement, and the consummation of the Contemplated Transactions.

Section 3.16    Employee and Labor Matters; Benefit Plans.

(a)    Section 3.16(a) of the Parent Disclosure Schedule lists all written and describes the material terms of all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar material fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any Parent Associate (or any present or former employee, consultant or director of any trade or business (whether or not incorporated) which is a Parent Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, Parent or any of its Subsidiaries, or under which Parent or any of its Subsidiaries has incurred or may incur any liability (each, a “Parent Employee Plan”).

(b)    With respect to each Parent Employee Plan, Parent has made available to the Company a true and complete copy of, to the extent applicable, (i) such Parent Employee Plan, (ii) the three most recent annual reports (Form 5500 and all schedules and financial statements attached thereto) as filed with the IRS, (iii) each currently effective trust agreement related to such Parent Employee Plan and any amendments thereto, (iv) the most recent summary plan description for each Parent Employee Plan for which such description is required, along with all summaries of material modifications, and (v) the most recent IRS determination or opinion letter or analogous ruling under foreign law issued with respect to any Parent Employee Plan.

(c)    Each Parent Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Law, including the Code and ERISA. All contributions, reserves, or premium payments (including all employer contributions and employee salary reduction contributions) that are due as of the date hereof have been made to or paid on behalf of each Parent Employee Plan.

(d)    Each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. Nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Parent Employee Plan or the exempt status of any related trust.

(e)    No Parent Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Parent nor any of its Subsidiaries or Parent Affiliates has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Parent Employee Plan is a Multiemployer Plan, and neither Parent nor any of its Subsidiaries or Parent Affiliates has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Parent Employee Plan is a Multiple Employer Plan.

(f)    Neither Parent nor any of its Subsidiaries has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Neither Parent nor any of its Subsidiaries has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Parent Employee Plan subject to ERISA and neither Parent nor any of its Subsidiaries has been assessed any civil penalty under Section 502(l) of ERISA.

(g)    Except as set forth in Section 3.16(g) of the Parent Disclosure Schedule, no Parent Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) for group health plan continuation coverage pursuant to COBRA or an analogous state Law requirement or (ii) death or retirement benefits under a Parent Employee Plan qualified under Section 401(a) of the Code. Neither the Parent nor any of its Subsidiaries sponsors or maintains any self-funded employee benefit plan.

(h)    No Parent Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States.

(i)    Each Parent Employee Plan that is a “group health plan” (within the meaning of Section 5000(b)(1) of the Code) is in compliance in material respects with the applicable terms of the Patient Protection and Affordable Care Act of 2010, as amended, including the market reform mandates and the employer-shared responsibility requirements, and no event has occurred nor circumstances exist that would cause the Parent to be subject to any Taxes assessable under Sections 4980H(a) and 4980H(b) of the Code. The Parent has complied in all material respects with the annual health insurance coverage reporting requirements under Code Sections 6055 and 6056.

(j)    Each Parent Option and Parent RSU grant was made in accordance with the terms of the Parent Stock Plan pursuant to which it was granted and, to the Knowledge of Parent, all other applicable Law and regulatory rules or requirements.

(k)    To the Knowledge of Parent, no Parent Options, Parent RSUs or other equity-based awards issued or granted by Parent are subject to the requirements of Code Section 409A. To the Knowledge of Parent, each 409A Plan under which Parent makes, is obligated to make or promises to make, payments complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any 409A Plan is. or to the Knowledge of Parent will be, subject to the penalties of Code Section 409A(a)(1).

(l)    Parent is in material compliance with all applicable Laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case: (i) has withheld and reported all material amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Parent Associates, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Parent Associates (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims or administrative matters pending or, to the Knowledge of Parent, threatened or reasonably anticipated against Parent or Merger Sub relating to any Parent Associate, employment agreement, consulting agreement or Parent Employee Plan (other than routine claims for benefits).

(m)    Parent has no material liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from overtime wages. Parent has not taken any action which would constitute a “plant closing” or “mass layoff” (within the meaning of the WARN Act or similar state or local law), issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of Parent prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(n)    There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, union organizing activity, question concerning representation or any similar activity or dispute, affecting Parent. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute. Parent is not a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or to the Knowledge of Parent, purporting to represent or seeking to represent any employees of Parent, including through the filing of a petition for representation election.

(o)    Parent is not, nor has Parent been, engaged in any “unfair labor practice” (within the meaning of the National Labor Relations Act). There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Parent, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Parent Associate, including charges of unfair labor practices or discrimination complaints.

(p)    Neither Parent nor Merger Sub is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” (within the meaning of Section 280G of the Code) in connection with the Contemplated Transactions (either by themselves or when combined with any other event). There is no contract, agreement, plan or arrangement to which Parent or any Parent Affiliate is a party or by which it is bound to compensate any Person for taxes paid pursuant to Sections 409A or 4999 of the Code.

(q)    Except as otherwise specifically contemplated by the terms of this Agreement or as set forth in Section 3.16(q) of the Parent Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions (either by themselves or when combined with any other event), will (i) result in any payment becoming due to any Parent Associate, (ii) increase any benefits otherwise payable under any Parent Employee Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Parent Employee Plan or (iv) result in any obligation to fund any trust or other arrangement with respect to compensation or benefits under a Parent Employee Plan. Since January 1, 2019, neither Parent nor Merger Sub has taken any action to increase the compensation or benefits payable after the date of this Agreement to any Parent Associate, which increase is partially or wholly, conditioned on the execution and delivery of this Agreement or the consummation of the Contemplated Transactions (either by themselves or when combined with any other event).

Section 3.17     Environmental Matters. Since January 1, 2016, Parent has complied with all applicable Environmental Laws, which compliance includes the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Parent Material Adverse Effect. Parent has not received since January 1, 2016, any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Parent is not in compliance with any Environmental Law and, to the Knowledge of Parent, there are no circumstances that may prevent or interfere with Parent’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent: (i) no current or prior owner of any property leased or controlled by Parent has received since January 1, 2016, any written notice or other communication relating to property owned or leased at any time by Parent, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Parent is not in compliance with or violated any Environmental Law relating to such property, and (ii) Parent has no material liability under any Environmental Law.

Section 3.18    Insurance. Parent has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent and Merger Sub. Each of such insurance policies is in full force and effect and Parent and Merger Sub are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2016, neither Parent nor Merger Sub has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Parent and Merger Sub has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Parent or Merger Sub for which Parent or Merger Sub has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent or Merger Sub of its intent to do so.

Section 3.19    Transactions with Affiliates. Except as set forth in the Parent SEC Disclosure Documents, since the date of Parent’s last proxy statement filed in 2019 with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 3.19 of the Parent Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of Parent as of the date of this Agreement.

Section 3.20    No Financial Advisors. Except as set forth on Section 3.20 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 3.21    Valid Issuance. The shares of Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

Section 3.22    No Other Representations or Warranties. Parent hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other Person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Parent or Merger Sub or any of their respective stockholders or Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Article II (in each case as qualified and limited by the Company Disclosure Schedule)) none of Parent or Merger Sub or any of their respective Representatives or stockholders has relied on any such information (including the accuracy or completeness thereof).

ARTICLE IV.

CERTAIN COVENANTS OF THE PARTIES

Section 4.01    Operation of Parent’s and Merger Sub’s Business.

(a)    Except as set forth on Section 4.01(a) of the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time (the “Pre-Closing Period”), (i) Parent shall conduct its business and operations in the Ordinary Course of Business and in compliance with all applicable Law and the requirements of all Contracts that constitute Parent Material Contracts, and (ii) Merger Sub shall not conduct any business except as contemplated by this Agreement.

(b)    Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.01(b) of the Parent Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), and without prejudice to Section 4.01(a), at all times during the Pre-Closing Period, neither Parent nor Merger Sub shall:

(i)    declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any of its Equity Interests (except (A) for shares of Parent Common Stock from terminated Parent Associates at or below market prices, or (B) in connection with the satisfaction of Tax withholding obligations with respect to Parent RSUs);

(ii)    sell, issue, grant, pledge or otherwise dispose of or encumber, or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of Parent (except for shares of Parent Common Stock issued upon the valid exercise of Parent Options or Parent Warrants outstanding on the date hereof or vesting of Parent RSUs outstanding on the date hereof) or Merger Sub; (B) any option, warrant or right to acquire any Parent Common Stock or any other Parent or Merger Sub security; or (C) any instrument convertible into or exchangeable for any Parent Common Stock, Merger Sub Common Stock or other security of Parent or Merger Sub;

(iii)    grant any registration rights;

(iv)    amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(v)    form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(vi)    delay or fail to repay when due any obligation, including accounts payable and accrued expenses;

(vii)    (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment;

(viii)    other than as required by the terms of a Parent Employee Plan in effect on the date hereof and other than for lump sum payments of health insurance benefits otherwise due to any Terminated Parent Associate as provided in the Release Agreement, if any, entered into by Parent and such Terminated Parent Associate as contemplated by Section 5.07(a), (A) adopt, establish or enter into any Parent Employee Plan; (B) cause or permit any Parent Employee Plan to be amended; (C) pay any bonus, grant any equity award or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its Parent Associates; (D) increase the severance or change of control benefits offered to any Parent Associate; (E) hire or retain any new Parent Associate; or (F) make or arrange any loans to any Parent Associate;

(ix)    fail to preserve intact the current business organization of Parent or to use its commercially reasonable efforts to maintain the relations and good will with its suppliers, customers, landlords, creditors, Representatives and others having business relationships with Parent;

(x)    enter into any material transaction outside the Ordinary Course of Business;

(xi)    other than pursuant to the Release Agreement as contemplated hereby, cancel, waive, settle or compromise any claims or rights with a value to Parent in excess of $25,000;

(xii)    initiate or settle any Legal Proceeding;

(xiii)    other than as required by the terms of a Parent Employee Plan in effect on the date hereof, pay, discharge or satisfy any liability, other than the payment, discharge or satisfaction of liabilities incurred in connection with this Agreement or the Contemplated Transactions or in the Ordinary Course of Business;

(xiv)    purchase, lease or otherwise acquire any asset or sell, lease or otherwise dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, including the sale, lease, license or other disposition of any of any Parent Intellectual Property, except non-exclusive licenses in the Ordinary Course of Business;

(xv)    make, change or revoke any material Tax election; file any material amendment to any Tax Return or adopt or change any material accounting method in respect of Taxes;

(xvi)    enter into, materially amend, terminate or agree to extend any Parent Material Contract;

(xvii)    (A) materially change pricing or royalties or other payments set or charged by Parent to its customers or licensees, or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to Parent; or

(xviii)    agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

Section 4.02    Operation of the Company’s Business.

(a)    Except as set forth on Section 4.02(a) of the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: each of the Company and its Subsidiaries shall conduct its business and operations in the Ordinary Course of Business and in compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts.

(b)    Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.02(b) of the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i)    declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or repurchase, redeem or otherwise reacquire any of its Equity Interests (except for shares of Company Common Stock from terminated Company Associates or any such action taken by any wholly-owned Subsidiary of the Company);

(ii)    amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iii)    sell, issue, grant, pledge or otherwise dispose of or encumber, or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for (1) shares of Company Capital Stock issued upon the valid exercise of Company Options or Company Warrants, and (2) prior to the Form S-4 being declared effective by the SEC, the sale of Company Common Stock or shares of the Company’s Series D Preferred to existing investors of the Company (or their respective Affiliates), other than shares of Company Capital Stock referred to in clause (1) immediately preceding, for an aggregate purchase price (including any amounts payable upon the exercise or conversion of any such Equity Interests) of not greater than $1.0 million (such sale, a “Permitted Financing”)); provided that any investors participating in the Permitted Financing shall have previously executed, or shall concurrently with the financing join, the Company Stockholder Support Agreement; (B) any option, warrant or right to acquire any Company Capital Stock or any other Company security; or (C) any instrument convertible into or exchangeable for any Company Capital Stock or other security of the Company or any of its Subsidiaries; provided that if either (1) the Form S-4 has not yet been filed or declared effective, or (2) the Proxy Statement has not yet been mailed to Parent’s stockholders, in either case, by February 15, 2020, then the Company shall be permitted to sell shares of Company Common Stock or shares of the Company’s Series D Preferred to existing investors (or their respective Affiliates) or new investors of the Company, with any such new investors reasonably acceptable to Parent; provided that any investors participating in the financing shall have previously executed, or shall concurrently with the financing join, the Company Stockholder Support Agreement; provided, further, that such financing is not reasonably expected to materially delay or materially adversely affect the ability to consummate the Contemplated Transactions on the term set forth herein, including as a result of any valuation ascribed to the Company in the financing;

(iv)    form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v)    delay or fail to repay when due any obligation, including accounts payable and accrued expenses;

(vi)    (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of $200,000;

(vii)    other than as required by the terms of a Company Employee Plan in effect on the date hereof or in the Ordinary Course of Business: (A) adopt, establish or enter into any Company Employee Plan; (B) cause or permit any Company Employee Plan to be amended; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its Company Associates; (D) increase the severance or change of control benefits offered to any Company Associate; or (E) hire or retain any new Company Associate;

(viii)    fail to preserve intact the current business organization of the Company or to use its commercially reasonable efforts to maintain the relations and good will with its suppliers, customers, landlords, creditors, Representatives and others having business relationships with the Company or any of its Subsidiaries;

(ix)    enter into any material transaction outside the Ordinary Course of Business;

(x)    initiate or settle any Legal Proceeding;

(xi)    purchase, lease or otherwise acquire any material asset or sell, lease or otherwise dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, including the sale, lease, license or other disposition of any material Company IP Rights, except non-exclusive licenses in the Ordinary Course of Business;

(xii)    make, change or revoke any material Tax election; file any material amendment to any Tax Return or adopt or change any material accounting method in respect of Taxes;

(xiii)    enter into, materially amend, or terminate any Company Material Contract;

(xiv)    (A) materially change pricing or royalties or other payments set or charged by the Company or any of its Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to the Company or any of its Subsidiaries; or

(xv)    agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

Section 4.03    Access and Investigation. Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access upon reasonable notice during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries, as the other Party may reasonably request; and (c) permit the other Party’s accountants, auditors, officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary. Any investigation conducted by either Parent or the Company pursuant to this Section 4.03 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party. Notwithstanding the foregoing, any Party or its Subsidiary may restrict the foregoing access to the extent that (i) any Law applicable to such Entity requires such Entity to restrict or prohibit access to any such properties or information, (ii) such access to the information would breach such Entity’s confidentiality obligations to a third party (provided that upon the other Party’s reasonable request such Entity shall use its reasonable efforts to obtain such third party’s consent to permit such other Party access to such information, subject to appropriate confidentiality protections), or (iii) disclosure of any such information or document would result in the loss of such Entity’s attorney-client privilege.

Section 4.04    No Solicitation.

(a)    Each Party agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry, (ii) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (iii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iv) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (v) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.02 and Section 5.03); (vi) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than the Contemplated Transactions); or (vii) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.04 and subject to compliance with this Section 4.04, prior to the approval of this Agreement by a Party’s stockholders (i.e., the Required Company Stockholder Vote, in the case of the Company, or the Required Parent Stockholder Vote, in the case of Parent), such Party may furnish non-public information regarding such Party and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with such Party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 4.04 in any material respect, (B) the board of directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the board of directors of such Party under applicable Law; (C) at least two Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) such Party receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to such Party as those contained in the Confidentiality Agreement; and (E) substantially contemporaneously with furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party, would constitute a breach of this Section 4.04 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.04 by such Party for purposes of this Agreement.

(b)    If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto. Parent and the Company each shall provide the other of them with at least three (3) Business Days prior written notice (or such lesser prior notice as provided to the members of its board of directors) of any meeting of its board of directors at which its board of directors is reasonably expected to discuss any Acquisition Proposal, including to determine whether such Acquisition Proposal is a Superior Offer.

(c)    Subject to the proviso of Section 4.04(a), each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person.

Section 4.05    Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Parent, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person (other than a stockholder of any Party) alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any Key Employee of such Party; (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement; or (d) the failure of such Party to comply in any respect with any covenant or obligation of such Party hereunder; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Articles VI, VII and VIII, as applicable, impossible or materially less likely. No notification given to a Party pursuant to this Section 4.05 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Party providing such notification or any of such Party’s Subsidiaries contained in this Agreement or the Company Disclosure Schedule or the Parent Disclosure Schedule, as appropriate, for purposes of Articles VI, VII and VIII, as applicable.

ARTICLE V.

ADDITIONAL AGREEMENTS OF THE PARTIES

Section 5.01    Form S-4.

(a)    As promptly as practicable after the date of this Agreement, Parent shall prepare and file with the SEC the Form S-4, subject to the full and prompt assistance of the Company as provided herein. Parent shall be responsible for directing and controlling the gathering of information for and the preparation of all disclosures (including information relating to the Company) to be included in the Form S-4 and the filing thereof with the SEC. Each Party shall use commercially reasonable efforts (i) to cause the Form S-4 to comply with the applicable rules and regulations promulgated by the SEC, (ii) to file the Form S-4 as promptly as practicable after the date hereof, (iii) to respond promptly to any comments or requests of the SEC or its staff related to the Form S-4, (iv) to have the Form S-4 declared effective under the Securities Act as promptly as practicable after it is filed with the SEC, and (v) to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act.

(b)    Parent covenants and agrees that the Form S-4 will not, at any Applicable Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information provided by the Company to Parent for inclusion in the Form S-4 (including the Company Financial Statements) will not, at any Applicable Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, neither Party makes any covenant, representation or warranty with respect to statements made in the Form S-4 to the extent related to the other Party or its operations, business, directors, officers, Subsidiaries and stockholders or based on information provided by the other Party or its Representatives for inclusion therein. The Company and its Representatives shall be given reasonable opportunity to review and comment on the Form S-4, including all amendments and supplements thereto (including any filings under the Exchange Act incorporated by reference therein), prior to the filing thereof with the SEC, and on the response to any comments of the SEC prior to the filing thereof with the SEC.

(c)    Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and stockholders that may be required or reasonably requested for inclusion in the Form S-4, or to respond to any comments from the SEC thereon. Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Parent a letter of the Company’s independent accounting firm, dated no more than two Business Days before the date on which the Form S-4 becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4. If at any time before the Effective Time (i) any Party (A) becomes aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Form S-4 (so that the Form S-4 would not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading), (B) receives notice of any SEC request for an amendment or supplement to the Form S-4 or for additional information related thereto, or (C) receives SEC comments on the Form S-4, or (ii) the information provided in the Form S-4 has become “stale” and new information should be disclosed in an amendment or supplement to the Form S-4; then in each such case such Party shall promptly inform the other Party thereof and shall cooperate with such other Party in filing such amendment or supplement with the SEC (and, if related to the Proxy Statement, mailing such amendment or supplement to the Parent stockholders) or otherwise addressing such SEC request or comments. Each Party shall promptly notify the other Party if it becomes aware (1) that the Form S-4 has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Form S-4, and shall promptly provide to the other Party copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Form S-4 and all orders of the SEC relating to the Form S-4. Parent shall promptly provide the Proxy Statement, as amended or supplemented from time to time, to the Company for use in connection with the Company Stockholder Written Consent.

(d)    Without limiting the generality of the foregoing provisions of this Section 5.01:

(i)    In the event that the Form S-4 has not been filed or declared effective, or the Proxy Statement has not been mailed to Parent’s stockholders, prior to the time the financial statements contained in the Form S-4 or Proxy Statement, as the case may be, are less current than required by the Securities Act or the Exchange Act, as the case may be, each of the Company and Parent will use its commercially reasonable efforts to complete, and deliver to the other Party for inclusion in the Form S-4 and Proxy Statement, as promptly as practicable following such time, its (i) audited consolidated balance sheets at December 31, 2018 and December 31, 2019 and its audited consolidated statements of operations, cash flow and stockholders’ equity/deficit for the fiscal years ended December 31, 2018 and December 31, 2019, together with such Party’s auditor’s reports thereon (collectively, with respect to each Party, its “2019 Audited Financial Statements”), and (ii) its unaudited interim consolidated financial statements for each interim period then completed that would then be required to be included in the Form S-4 or Proxy Statement (the “2020 Interim Financial Statements”) (all of the 2019 Audited Financial Statements, if any, and 2020 Interim Financial Statements, if any, so delivered, the “Additional Financial Statements”). The delivering Party warrants to the receiving Party that such Additional Financial Statements so delivered to the receiving Party: (i) will comply as to form in all material respects with the published rules and regulations of the SEC applicable to such financial statements of such Party if included in the Form S-4 and the Proxy Statement; (ii) will have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements), except in the case of unaudited statements as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to year-end audit adjustments; and (iii) will fairly present, in all material respects, the consolidated financial position of such Party and its Subsidiaries as of the respective dates thereof and the consolidated results of operations, changes in stockholders’ equity or deficit, and cash flows of such Party and its Subsidiaries as of the dates of and for the periods covered thereby.

(ii)    As promptly as practicable following the delivery by each Party to the other Party of the Additional Financial Statements, as the case may be, contemplated by this Section 5.01(d), Parent shall file the Form S-4 (or an amendment thereto), including in each case the Proxy Statement, containing such Additional Financial Statements and (for avoidance of doubt) the provisions of this Section 5.01 shall apply to the filing of such Form S-4 (or amendment thereto) mutatis mutandis.

(e)    Prior to the Effective Time, Parent shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued in the Merger (to the extent required) shall be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Company Capital Stock has an address of record on the applicable record date for determining the holders of Company Capital Stock entitled to notice of and to consent to the Company Stockholder Written Consent; provided, however, that Parent shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction, unless Parent is already subject to service in such jurisdiction and except as may be required by the Securities Act.

Section 5.02    Company Stockholder Written Consent.

(a)    The Company shall take all action necessary under applicable Law and its Organizational Documents to obtain the approval by written consent (in form reasonably acceptable to Parent) from Company stockholders in lieu of a meeting (pursuant to Section 228 of the DGCL) for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL (the “Company Stockholder Written Consent”). The Company shall use its commercially reasonable efforts to distribute such written consent to its stockholders within two (2) Business Days of the date the SEC declares the Form S-4 effective and to obtain the Required Company Stockholder Vote within fifteen (15) days of the date the SEC declares the Form S-4 effective in accordance with the provisions of the Securities Act. Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.

(b)    Reasonably promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice to every stockholder of the Company that did not execute the Company Stockholder Written Consent (the date of such notice, as determined pursuant to DGCL Section 232, the “First Appraisal Notice Date”). Such notice shall (i) subject to Section 5.02(d), be a statement to the effect that the Company Board has determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the Organizational Documents of the Company, and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All material written materials (including any material amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.02(b) shall be subject to Parent’s advance review and reasonable approval (which approval shall be deemed granted if Parent does not provide reasonable comments in writing within two (2) Business Days (subject to extension by one (1) Business Day by written notice to the Company) of receipt of such materials or amendment).

(c)    The Company agrees that, subject to Section 5.02(d): (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.02(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Company Board shall not publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withhold, amend, withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), collectively, a “Company Board Adverse Recommendation Change”).

(d)    Notwithstanding anything to the contrary contained in Section 5.02(c) or Section 5.02(b), and subject to compliance with Section 4.04 and other subsections of this Section 5.02, if at any time prior to the approval and adoption of this Agreement by the Required Company Stockholder Vote, the Company receives a bona fide written Superior Offer, the Company Board may make a Company Board Adverse Recommendation Change if, but only if, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Company Board Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has, and has caused its financial advisors and outside legal counsel to, during the Company Notice Period, negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) after Parent shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Company Notice Period, the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Company Board Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that Parent receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four Business Days in advance of such Company Board Adverse Recommendation Change (the “Company Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and, if such reasons are related to a Superior Offer, written copies of such Acquisition Proposal and any relevant proposed transaction terms or agreements with any Person making a potential Superior Offer. In the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Parent with notice of such material amendment and the Company Notice Period shall be extended, if applicable, to ensure that at least three Business Days remain in the Company Notice Period following such notification during which the Parties shall comply again with the requirements of this Section 5.02(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Company Notice Period as so extended.

(e)    The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 5.02(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any Company Board Adverse Recommendation Change.

Section 5.03    Parent Stockholders’ Meeting.

(a)    Parent shall take all action necessary under applicable Law and its Organizational Documents to call, give notice of and hold a meeting of the holders of Parent Common Stock to consider and vote (i) to approve and adopt this Agreement and the Contemplated Transactions, including the issuance of the shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, and (ii) to approve and adopt the matters contemplated by Section 5.19 (collectively, the “Parent Stockholder Matters” and such meeting, the “Parent Stockholders’ Meeting”). The Parent Stockholders’ Meeting shall be held as promptly as practicable after the Form S-4 is declared effective under the Securities Act; provided that Parent shall use its commercially reasonable efforts to (A) mail the Proxy Statement and all proxy materials to the Parent stockholders promptly after the date the SEC declares the Form S-4 effective (and in any case prior to February 14, 2020 if such date is on or prior to February 7, 2020), and (B) hold the Parent Stockholders’ Meeting and obtain the Required Parent Stockholder Vote within forty-five days of the date the SEC declares the Form S-4 effective. Parent shall use commercially reasonable efforts to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited, and the Parent Stockholders’ Meeting is called and conducted, in compliance with all applicable Law and its Organizational Documents. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholders’ Meeting, or a date preceding the date on which the Parent Stockholders’ Meeting is scheduled, Parent reasonably believes that (A) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present, or (B) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders’ Meeting as long as the date of the Parent Stockholders’ Meeting is not postponed or adjourned more than an aggregate of thirty (30) calendar days in connection with any postponements or adjournments.

(b)    Parent agrees that, subject to Section 5.03(c): (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve each of the Parent Stockholder Matters and Parent shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.03(a), (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve each of the Parent Stockholder Matters (the recommendation of the Parent Board being referred to as the “Parent Board Recommendation”); and (iii) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company, and no resolution by the Parent Board or any committee thereof to withhold, amend, withdraw or modify the Parent Board Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Parent Board Adverse Recommendation Change”).

(c)    Notwithstanding anything to the contrary contained in Section 5.03(b), and subject to compliance with Section 4.04 and other subsections of this Section 5.03, if at any time prior to the approval of Parent Stockholder Matters by the Required Parent Stockholder Vote, Parent receives a bona fide written Superior Offer, the Parent Board may make a Parent Board Adverse Recommendation Change if, but only if, following the receipt of and on account of such Superior Offer (i) the Parent Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Parent Board Adverse Recommendation Change would reasonably likely be inconsistent with its fiduciary duties under applicable Law, (ii) Parent has, and has caused its financial advisors and outside legal counsel to, during the Parent Notice Period, negotiate with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) after the Company shall have delivered to Parent a written offer to alter the terms or conditions of this Agreement during the Parent Notice Period, the Parent Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Parent Board Adverse Recommendation Change would reasonably likely be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation at least four Business Days in advance of such Parent Board Adverse Recommendation Change (the “Parent Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change and, if such reasons are related to a Superior Offer, written copies of such Acquisition Proposal and any relevant proposed transaction terms or agreements with any Person making a potential Superior Offer. In the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of such potential Superior Offer), Parent shall be required to provide the Company with notice of such material amendment and the Parent Notice Period shall be extended, if applicable, to ensure that at least three Business Days remain in the Parent Notice Period following such notification during which the Parties shall comply again with the requirements of this Section 5.03(c) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Parent Notice Period as so extended.

(d)    Parent’s obligation to call, give notice of and hold the Parent Stockholders’ Meeting in accordance with Section 5.03(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any Parent Board Adverse Recommendation Change.

(e)    Nothing contained in this Agreement shall prohibit Parent or the Parent Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Parent or the Parent Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the Parent Board determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Law.

(f)    Prior to the Closing Date, Parent shall take all necessary action as the sole stockholder of Merger Sub to effect the due authorization and approval of this Agreement and the Contemplated Transactions by the board of directors and the stockholders of Merger Sub.

Section 5.04    Regulatory Approvals. Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as reasonably practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.

Section 5.05    Company Options and Company Warrants.

(a)    Subject to Section 5.05(d), the “Administrator” (as such term is defined under the applicable Company Plan) of each Company Plan or Company Option (or if there is no “Administrator” defined in any such plan, the Person or body that has the power and authority to make such an adjustment in respect of awards previously granted under such plan or in respect of such option), shall each adopt appropriate resolutions, and together with the Company shall take all other actions necessary and appropriate so that, at the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under any Company Plan, whether or not vested, shall be converted into and become an option to purchase Parent Common Stock, and Parent shall assume each Company Plan and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of such Company Plan or the stock option agreement by which such Company Option is governed; provided that no Company Plan shall be used to grant any new awards after Parent’s assumption thereof. All rights with respect to Company Common Stock under Company Options assumed by Parent shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Option assumed by Parent, or which have vested or will from time to time vest, shall be determined by multiplying (x) the number of shares of Company Common Stock that were subject to such Company Option, or were vested or will vest, as the case may be, as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed by Parent shall be determined by dividing (x) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Option, such Company Option assumed by Parent in accordance with this Section 5.05(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time; and (B) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the

Company Board or any committee thereof with respect to each Company Option assumed by Parent. Notwithstanding anything to the contrary in this Section 5.05(a), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” (within the meaning of Section 422 of the Code)) into an option to purchase shares of Parent Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Option shall not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code.

(b)    At the Effective Time, all rights with respect to Company Common Stock under Company Warrants shall be converted into rights with respect to Parent Common Stock and thereupon assumed by Parent. Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Warrant assumed by Parent shall be determined by multiplying (x) the number of shares of Company Common Stock that were subject to such Company Warrant (on an as-converted basis with respect to shares of Company Preferred Stock), as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Warrant assumed by Parent shall be determined by dividing (x) the exercise price per share of Company Common Stock subject to such Company Warrant (or, in the case of Company Warrants exercisable for shares of Company Preferred Stock, the exercise price per share of such series of Company Preferred Stock divided by the number of shares of Company Common Stock into which such share of Company Preferred Stock is then convertible), as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Warrant assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Warrant shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Warrant, such Company Warrant assumed by Parent in accordance with this Section 5.05(b) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time; and (B) the Parent Board or a committee thereof shall succeed to the authority and responsibility, if any, of the Company Board or any committee thereof with respect to each Company Warrant assumed by Parent.

(c)    Parent shall file with the SEC, promptly after the Effective Time, a registration statement on Form S-8, if available for use by Parent, registering the shares of Parent Common Stock issuable (i) with respect to Company Options assumed by Parent in accordance with Section 5.05(a), and (ii) if the 2020 Incentive Plan was approved by the Parent stockholders at the Parent Stockholder Meeting, under the 2020 Incentive Plan.

(d)    Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Plans and otherwise) to effectuate the provisions of this Section 5.05 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 5.05.

Section 5.06    Parent Options, Parent Warrants and Parent RSUs.

(a)    The “Administrator” (as such term is defined under the applicable Parent Stock Plan or Parent Option) of each Parent Stock Plan or Parent Option (or if there is no “Administrator” defined in any such plan or option, the Person or body that has the power and authority to make such an adjustment in respect of awards previously granted under such plan or in respect of such option), and the Parent Board, shall each adopt appropriate resolutions, and together with Parent shall take all other actions necessary and appropriate so that, (i) each unexpired and unexercised Parent Option, whether vested or unvested, shall be accelerated in full effective as of immediately prior to the Effective Time; and (ii) in the event the Parent Reverse Stock Split is effected prior to or in connection with the Closing, each outstanding Parent Option and Parent Warrant will be adjusted to provide that (A) the number of shares of Parent Common Stock subject to such Parent Option or Parent Warrant, or with respect to any Parent Option which have vested or will from time to time vest, shall be determined by dividing (x) the number of shares of Parent Common Stock that were subject to such Parent Option or Parent Warrant, or were vested or will vest, as the case may be, as in effect immediately prior to the effective time of the Parent Reverse Stock Split, by (y) the number of shares (including any fraction thereof) of Parent Common Stock being combined into a single share of Parent Common Stock as a result of the Parent Reverse Stock Split (the “Reverse Split Ratio”), and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (B) the per share exercise price for the Parent Common Stock issuable upon exercise of such Parent Option or Parent Warrant shall be determined by multiplying (x) the exercise price per share of Parent Common Stock subject to such Parent Option or Parent Warrant, as in effect immediately prior to such effective time, by (y) the Reverse Split Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (C) the number of shares of Parent Common Stock which remain available for future issuance pursuant to each Parent Stock Plan, and any fixed number of shares of Parent Common Stock otherwise set forth in such Parent Stock Plan (whether applying to overall or specific limitations or otherwise), shall each be reduced to equal the number of shares of Parent Common Stock which remain available for future issuance pursuant to such Parent Stock Plan, or which are otherwise set forth in such Parent Stock Plan, as the case may be, immediately prior to the effective time of the Parent Reverse Stock Split divided by the Reverse Split Ratio, and in each case rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; and except as contemplated in this Section 5.06, the term and other provisions of each Parent Option and Parent Warrant and the terms and other provisions of each Parent Stock Plan shall otherwise remain unchanged.

(b)    Prior to the Closing, the Parent Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that each outstanding Parent RSU shall be accelerated in full effective as of immediately prior to the effective time of the Parent Reverse Stock Split (or such earlier time prior thereto as determined by the Parent Board). Effective as of the time of such acceleration, each outstanding Parent RSU shall be accelerated and settled in full and, upon such settlement, each former holder of any such Parent RSU shall be entitled to receive a number of shares of Parent Common Stock equal to (i) the total number of shares of Parent Common Stock subject to such holder’s Parent RSUs, less (ii) a number of shares of Parent Common Stock equal to quotient (rounded to the nearest whole share) of (x) the dollar amount necessary to satisfy the withholding obligation arising as a result of the vesting and settlement of such Parent RSUs in accordance with the applicable award agreement, divided by (y) the fair market value of Parent Common Stock immediately prior to the effective time of such acceleration (as determined by the Parent Board pursuant to the applicable award agreement and the Parent Stock Plan).

Section 5.07    Employee Matters.

(a)    Immediately following the Effective Time, Parent and the Company agree that Parent shall, and shall cause its Subsidiaries to, terminate the employment and service, as applicable, of each employee, independent contractor, officer or director of Parent, any of its Subsidiaries, or any Affiliate of Parent identified on Section 5.07(a) of the Parent Disclosure Schedule (each, a “Terminated Parent Associate”). Effective immediately following the Effective Time, Parent shall, and shall cause any of its Subsidiaries to, terminate the employment and service of each Terminated Parent Associate in full compliance with applicable laws, regulations, and contractual agreements. Parent shall offer to such Terminated Parent Associate a Release Agreement on the date of his or her termination of employment.

(b)    If requested by the Company prior to the Closing, Parent shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day prior to the Closing Date, any Parent Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Parent 401(k) Plan”). If Parent is required to terminate any Parent 401(k) Plan pursuant to this Section 5.07(b), Parent shall provide to the Company no later than three (3) Business Days prior to the Closing Date written evidence of the adoption by the Parent Board (or other relevant governing body) of resolutions authorizing the termination of such Parent 401(k) Plan (the form and substance of which resolutions shall be subject to the reasonable prior review and approval of the Company). Parent also shall take such other actions in furtherance of terminating such Parent 401(k) Plan as the Company may reasonably request.

(c)    Nothing contained herein, express or implied, (x) is intended to confer upon any Parent Associate, whether or not a Terminated Parent Associate, any right to continued employment for any period or continued receipt of any specific employee benefit, or shall constitute an amendment to or any other modification of any benefit plan, (y) shall alter or limit Parent’s or the Company’s or their Affiliates’ ability to amend, modify or terminate any particular benefit plan, program, agreement or arrangement, or (z) is intended to confer upon any Person (including employees, retirees or dependents or beneficiaries of employees or retirees) any right as a third party beneficiary of this Agreement.

Section 5.08    Indemnification of Officers and Directors.

(a)    From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time in accordance herewith, a director or officer of Parent or the Company, as the case may be (collectively, the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Parent or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations (a “Covered D&O Matter”). Each D&O Indemnified Party will be entitled to advancement of reasonable expenses incurred in the defense of any Covered D&O Matter from Parent and the Surviving Corporation, jointly and severally, upon receipt by Parent or the Surviving Corporation, as the case may be, from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent and the Surviving Corporation to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b)    Notwithstanding any provision in this Section 5.08, neither Parent nor the Surviving Corporation shall be obligated to provide any indemnification, or advance any expenses, to, or hold harmless, any D&O Indemnified Party in connection with any Covered D&O Matter: (i) for which payment has actually been made to or on behalf of such D&O Indemnified Party under any insurance policy, including any insurance policy referred to in this Section 5.08, or other indemnity provision, except with respect to any excess beyond the aggregate amount paid under any such insurance policy or other indemnity provision; (ii) for an accounting of profits made from the “purchase and sale” (or “sale and purchase”) by such D&O Indemnified Party of securities of Parent or the Company (within the meaning of Section 16(b) of the Exchange Act or similar provisions of state statutory law or common law); or (iii) in connection with any Covered D&O Matter (or any part of any Covered D&O Matter) initiated by such D&O Indemnified Party, including any Covered D&O Matter (or any part of any Covered D&O Matter) initiated (including by means of cross-claim or counterclaim) by such D&O Indemnified Party against Parent or the Surviving Corporation or its directors, officers, employees or other indemnitees, unless the board of directors of Parent or the Surviving Corporation, as the case may be, authorized such Covered D&O Matter (or any part of any Covered D&O Matter) prior to its initiation.

(c)    Except as may be required by applicable Law, the provisions of the certificate of incorporation and bylaws of Parent with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent that are presently set forth in the certificate of incorporation and bylaws of Parent shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.

(d)    From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time, and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s Organizational Documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(e)    From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase, prior to the Effective Time, a six-year prepaid “tail policy” in form and substance reasonably satisfactory to the Company for the non-cancellable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Parent by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions or in connection with Parent’s initial public offering of shares of Parent Common Stock).

(f)    From and after the Effective Time, Parent or the Surviving Corporation, as the case may be, shall pay all reasonable expenses, including reasonable attorneys’ fees, that are incurred by the current or former officers or directors of Parent or the Company referred to in this Section 5.08 in connection with their enforcement of the rights provided to such persons against Parent or the Surviving Corporation, as the case may be, in this Section 5.08, unless a court of competent jurisdiction determines that each of the material assertions made by such person as a basis for such purported enforcement were not made in good faith or were frivolous.

(g)    The provisions of this Section 5.08 are intended to be in addition to the rights otherwise available to the current or former officers or directors of Parent or the Company by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(h)    In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.08. Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.08.

Section 5.09    Additional Agreements. Subject to Article IX, the Parties shall use commercially reasonable efforts to take, or cause to be taken, all actions reasonably necessary to consummate the Contemplated Transactions expeditiously. Without limiting the generality of the foregoing, each Party: (a) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, including those set forth in Section 5.04; (b) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated

Transactions or for such Contract to remain in full force and effect, including the Consents set forth on Section 3.05 of the Parent Disclosure Schedule (in case of Parent) or Section 2.05 of the Company Disclosure Schedule (in case of the Company); (c) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (d) shall use commercially reasonable efforts to satisfy the conditions precedent to effecting the Merger and otherwise consummating the Contemplated Transactions set forth in Articles VI, VII and VIII.

Section 5.10    Disclosure. The Parties shall use their commercially reasonable efforts to agree to the text of any press release and Parent’s Form 8-K announcing the execution and delivery of this Agreement . Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any Representative of such Party to, issue any press release or file or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued, filed or made, such Party advises the other Party, and uses reasonable efforts to obtain the other Party’s approval, of the text of such press release or disclosure; provided, however, that each of the Company and Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 5.10.

Section 5.11    Parent SEC Documents. From the date of this Agreement to the Effective Time, Parent shall timely file with the SEC all SEC Documents required to be filed by it under the Exchange Act or the Securities Act. Subject to Section 5.01, as of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each SEC Document filed by Parent with the SEC (a) shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, and (b) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 5.12    Listing. Parent shall use its commercially reasonable efforts: (a) to maintain its existing listing on Nasdaq until the Closing Date and to obtain approval of the listing of the combined company on Nasdaq; (b) without derogating from the generality of the requirements of clause (a) immediately preceding and to the extent required by the rules and regulations of Nasdaq, to timely (i) prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and (ii) to cause such shares to be approved for listing (subject to official notice of issuance); (c) to prepare and timely submit to Nasdaq a notification form for the Parent Reverse Stock Split and to submit a copy of the amendment to Parent’s certificate of incorporation effecting the Parent Reverse Stock Split, certified by the Secretary of State of the State of Delaware, to Nasdaq not later than 1:00 pm Eastern time on the Closing Date, and (d) to the extent required by Nasdaq Marketplace Rule 5110, to prepare and file (or, at the Company’s request, to assist the Company in preparing and filing)

an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Company agrees to pay all Nasdaq fees associated with the Nasdaq Listing Application. The Party not filing the Nasdaq Listing Application will cooperate with the other Party as reasonably requested by such filing Party with respect to the Nasdaq Listing Application and promptly furnish to such filing Party all information concerning itself and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.12.

Section 5.13    Tax Matters.

(a)    The Parties shall not, and shall not permit any of their respective Affiliates to, file any U.S. federal, state or local Tax Return in a manner that is inconsistent with the treatment of the Merger as a “reorganization” (within the meaning of Section 368(a) of the Code) for U.S. federal, state and other relevant Tax purposes, unless otherwise required by applicable Law. Prior to the Effective Time, the Company and Parent shall use their commercially reasonable efforts, and shall cause their respective Subsidiaries to use their commercially reasonable efforts, to take or cause to be taken any action necessary for the Merger to qualify as a “reorganization” (within the meaning of Section 368(a) of the Code). None of the Parties shall, nor shall they permit any of their respective Affiliates to, take or cause to be taken any action that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” (within the meaning of Section 368(a) of the Code).

(b)    Each of the Parties agrees to prepare and file all U.S. federal income Tax Returns in accordance with Section 1.12 and shall not take any position inconsistent therewith in the course of any audit, litigation or other Legal Proceeding with respect to U.S. federal income taxes; provided, that nothing contained herein shall prevent any Party from settling any proposed deficiency or adjustment by any Governmental Body based upon or arising out of such treatment, and no Party shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Body challenging such treatment.

(c)    Each of the Parties shall use its commercially reasonable efforts to obtain the Tax opinions to be attached as exhibits to the Form S-4 and the Tax opinions described in Section 7.07 and 8.07, including (i) delivering to Sheppard, Mullin, Richter & Hampton LLP and Latham & Watkins LLP, prior to the filing of the Form S-4, tax representation letters substantially in the forms set forth in Section 5.13(c)(i) of the Parent Disclosure Schedule and Section 5.13(c)(i) of the Company Disclosure Schedule, respectively, and (ii) delivering to Sheppard, Mullin, Richter & Hampton LLP and Latham & Watkins LLP, dated and executed as of the dates of such Tax opinions, tax representation letters in substantially the forms set forth in Section 5.13(c)(ii) of the Parent Disclosure Schedule and Section 5.13(c)(ii) of the Company Disclosure Schedule, respectively. Each of the Parties shall use its commercially reasonable efforts not to, and not permit any affiliate to, take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations and covenants made to counsel in the tax representation letters described in this Section 5.13(c).

(d)    Prior to the Closing, the Company shall deliver to Parent a form of notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h) and in form and substance reasonably acceptable to Parent.

Section 5.14    Legends. Parent shall be entitled to place appropriate legends on the book entries or certificates evidencing any shares of Parent Common Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Parent for purposes of Rule 144 under the Securities Act reflecting the restrictions set forth in Rule 144 and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock.

Section 5.15    Directors and Officers. Until successors are duly elected or appointed and qualified in accordance with applicable Law and Parent’s Organizational Documents, the Parties shall use commercially reasonable efforts and take all necessary action so that the Post-Merger Parent Board and the Persons listed in Schedule 5.15 are elected or appointed, as applicable, to the positions of directors and officers of Parent and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time until their respective successors have been duly elected or appointed and qualified or until their respective earlier death, resignation or removal in accordance with Parent’s Organizational Documents then in effect. If any Person listed in Schedule 5.15 or any intended member of the Post-Merger Parent Board is unable or unwilling to serve as officer or director of Parent or the Surviving Corporation, or the Party who selected an officer or director of Parent or the Surviving Corporation desires to select a different individual to serve in such capacity, the Party appointing such Person (as set forth on Schedule 5.15) shall designate a replacement (having like qualification, if any, in the case of the Post-Merger Parent Board). Without limiting the generality of the foregoing, effective as of the Effective Time, (i) the Parent Board, if necessary, shall resolve to change the number of directors to serve on the Parent Board to equal the number of individuals to serve on the Post-Merger Parent Board, (ii) each director of the Parent Board not included in the Post-Merger Parent Board shall resign, and (iii) the remaining directors of the Parent Board shall fill any vacancies on the Parent Board as necessary to effectuate the Post-Merger Parent Board.

Section 5.16    Termination of Certain Agreements and Rights. The Company shall cause any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director designation rights (collectively, the “Investor Agreements”), to be terminated no later than immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.

Section 5.17    Section 16 Matters. Prior to the Effective Time, the Parent Board, or an appropriate committee of two or more non-employee directors thereof, shall take all such steps as may be required to cause any acquisitions of Parent Common Stock and any options to purchase Parent Common Stock (including as a result of the assumption of Company Options as contemplated hereby) in connection with the Contemplated Transactions, including with respect to any Company Options assumed by Parent as contemplated by Section 5.05, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.18    Allocation Certificates.

(a)    The Company will prepare and deliver to Parent at least two Business Days prior to the Closing Date a certificate, signed by the Chief Financial Officer of the Company in a form reasonably acceptable to Parent, setting forth (as expected as of immediately prior to the Effective Time) (i) each record holder of Company Capital Stock, Company Options or Company Warrants, (ii) such record holder’s name and address; (iii) the number and class of Company Capital Stock held or underlying the Company Options or Company Warrants held by such record holder; and (iv) based on the then estimated Exchange Ratio set forth in such certificate, the number of shares of Parent Common Stock to be issued to such record holder, or to underlie any Parent Option or Company Warrant to be issued to such record holder, pursuant to this Agreement in respect of such record holder’s Company Capital Stock, Company Options and Company Warrants (the “Allocation Certificate”).

(b)    Parent will prepare and deliver to the Company at least two Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of Parent in a form reasonably acceptable to the Company, setting forth (as expected as of immediately prior to the Effective Time but after giving effect to the Parent Reverse Stock Split) (i) each record holder of Parent Common Stock, Parent Options or Parent Warrants; (ii) such record holder’s name and address; and (iii) the number of shares of Parent Common Stock held or underlying the Parent Options or Parent Warrants held by such record holder (the “Parent Outstanding Shares Certificate”).

Section 5.19    Additional Parent Stockholder Matters. Parent shall submit the following matters to Parent’s stockholders at the Parent Stockholders’ Meeting for adoption and approval: (a) an amendment to Parent’s certificate of incorporation to authorize a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio mutually agreed to by the Company and Parent, in such combination ratio as may be reasonably necessary to obtain approval of the Nasdaq Listing Application (the “Parent Reverse Stock Split”), without reducing the number of authorized shares of Parent Common Stock after the effectiveness thereof except to the extent mutually agreed by the Parties; and (b) either an amendment to Parent’s 2013 Incentive Award Plan, or the adoption of a new Equity Compensation Plan, in a form approved by the Company and Parent (such Parent approval not to be unreasonably withheld, delayed or conditioned) (the “2020 Incentive Plan”), which 2020 Incentive Plan will provide for new awards for a number of shares of Parent Common Stock between five percent (5.0%) and seven percent (7.0%) of the aggregate number of shares of Parent Common Stock issued and expected to be outstanding immediately after the Effective Time (for avoidance of doubt, such number of shares shall be in addition to the number of shares of Parent Common Stock subject to outstanding Parent Options or subject to Company Options assumed by Parent as contemplated by Section 5.05(a)).

Section 5.20    Takeover Statutes. If any Takeover Statute is or may become applicable to the Contemplated Transactions, each of the Parties (including its board of directors or any committees thereof), as applicable, shall grant such approvals and take such actions as are reasonably necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

Section 5.21    Stockholder Litigation. Each Party shall promptly advise the other Party orally and in writing of the initiation of, and shall keep the other Party reasonably apprised of any material developments in connection with, any Legal Proceeding brought or threatened in writing by any stockholder against such Party or any of its respective directors or officers relating to or challenging this Agreement or any other Transaction Document or the consummation of the Contemplated Transactions, including any settlement negotiations. Prior to the Closing, each Party shall give the other Party the opportunity to consult with it in connection with the defense of any such Legal Proceeding, in good faith take any comments of the other Party into account with respect to such Legal Proceeding, give the other Party the right to review and comment in advance on all material filings or responses to be made by it in connection with any such Legal Proceeding, and grant the other Party the right to participate in such Legal Proceeding. Any settlement or compromise of any such Legal Proceeding shall be subject to the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

ARTICLE VI.

CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

Section 6.01    Effectiveness of Form S-4. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 that has not been withdrawn. Any material state securities laws applicable to the issuance of the shares of Parent Common Stock constituting Merger Consideration shall have been complied with and no stop order (or similar order) shall have been issued or threatened in writing in respect of any shares of Parent Common Stock constituting Merger Consideration by any applicable state securities commissioner or court of competent jurisdiction.

Section 6.02    No Restraints. No temporary restraining order, preliminary or permanent injunction or other order enjoining or prohibiting the consummation of the Contemplated Transactions shall have been issued by any court or other Governmental Body of competent jurisdiction and remain in effect, no Law shall be in effect which has the effect of making the consummation of the Contemplated Transactions unlawful, and no Legal Proceeding by any Governmental Body of competent jurisdiction seeking to prohibit the consummation of the Contemplated Transactions shall be pending.

Section 6.03    Stockholder Approval. (a) Parent shall have obtained the Required Parent Stockholder Vote, and (b) the Company shall have obtained the Required Company Stockholder Vote.

Section 6.04    Net Cash Determination. The Final Parent Net Cash and Final Company Net Cash shall have been determined.

Section 6.05    Dissenting Shares. Not more than three percent (3.0%) of the outstanding shares of Company Capital Stock shall be Dissenting Shares.

Section 6.06    Listing. (a) The shares of Parent Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date, (b) the shares of Parent Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Effective Time, and (c) the Nasdaq Listing Application shall have been conditionally approved.

ARTICLE VII.

ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND

MERGER SUB

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions (except that neither Parent nor Merger Sub may waive the condition set forth in Section 7.07):

Section 7.01    Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date), except, at each date, for such inaccuracies which are de minimis, individually and in the aggregate. The warranty of the Company made in Section 5.01(d)(i) shall have been true and correct in all respects as of each date, if any, that the Company delivered Additional Financial Statements to Parent for inclusion in the Form S-4 and Proxy Statement. The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date), except, at each date, where the failure to be so true and correct would not, individually and in the aggregate, reasonably be expected to have a Company Material Adverse Effect. For purposes of determining the accuracy of the representations and warranties as provided in this Section 7.01, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded.

Section 7.02    Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

Section 7.03    Closing Certificate. Parent shall have received a certificate executed by the Chief Executive Officer and Chief Financial Officer of the Company, which shall be in full force and effect, certifying (a) that the conditions set forth in Sections 7.01, 7.02, 7.04 and 7.05 have been duly satisfied, (b) that the amount of Company Net Cash (calculating Company Net Cash consistently, including consistent application of accounting principles, methods, practices and procedures, with the manner the Final Company Net Cash was calculated) on the Closing Date is not materially less than the Final Company Net Cash, and (c) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.18, subject to any updates to the Allocation Certificate attached to such certificate and subject to the determination of the Final Parent Net Cash and Parent Outstanding Shares (as set forth in the Parent Outstanding Shares Certificate delivered by Parent in accordance with Section 5.18) being true and accurate in all respects (it being understood that such officers shall not certify the Final Parent Net Cash or Parent Outstanding Shares), is true and accurate in all respects as of the Closing Date.

Section 7.04    No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

Section 7.05    Termination of Investor Agreements. The Investor Agreements shall have been terminated.

Section 7.06    Lock-Up Agreements. Parent shall have received a copy of a lock-up agreement in substantially the form attached hereto as Exhibit F (the “Lock-Up Agreement”) duly executed by each Lock-Up Signatory and each executive officer and director of the Company who is elected or appointed, as applicable, as an executive officer and director of Parent as of immediately following the Effective Time, each of which shall be in full force and effect.

Section 7.07    Parent Tax Opinion. Parent shall have received (i) a written opinion from Latham & Watkins LLP, dated as of the Closing Date, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify as a “reorganization” (within the meaning of Section 368(a) of the Code) (the “Parent Tax Opinion”), and (ii) a copy of the Company Tax Opinion. In rendering such opinion, Latham & Watkins LLP shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations set forth in certificates of officers of the Parties, in substantially the forms set forth in Section 5.13(c)(ii) of the Parent Disclosure Schedule and Section 5.13(c)(ii) of the Company Disclosure Schedule. In addition, the giving of such opinion shall be subject to the condition that the combined voting power of all Eligible Appraisal Shares shall not exceed twenty percent (20%) of the combined voting power of all outstanding shares of Company Capital Stock.

ARTICLE VIII.

ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions (except that the Company may not waive the condition set forth in Section 8.07):

Section 8.01    Accuracy of Representations. The Parent Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Parent Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date), except, at each date, for such inaccuracies which are de minimis, individually and in the aggregate. The warranty of Parent made in Section 5.01(d)(i) shall have been true and correct in all respects as of each date, if any, that Parent delivered Additional Financial Statements to the Company for inclusion in the Form S-4 and Proxy Statement. The representations and warranties of the Parent contained in this Agreement (other than the Parent Fundamental Representations and the Parent Capitalization Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date), except, at each date, where the failure to be so true and correct would not, individually and in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. For purposes of determining the accuracy of the representations and warranties as provided in this Section 8.01, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded.

Section 8.02    Performance of Covenants. Parent and Merger Sub shall each have performed or complied with in all material respects all of their respective agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

Section 8.03    Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a)    a certificate executed by the Chief Executive Officer and Chief Financial Officer of Parent certifying (i) that the conditions set forth in Sections 8.01, 8.02, and 8.05 have been duly satisfied, and (ii) that the amount of Parent Net Cash (calculating Parent Net Cash consistently, including consistent application of accounting principles, methods, practices and procedures, with the manner the Final Parent Net Cash was calculated) on the Closing Date is not materially less than the Final Parent Net Cash; and (iii) that the information set forth in the Parent Outstanding Shares Certificate is true and accurate in all respects as of the Closing Date; and

(b)    a letter of resignation effecting the resignation of such individual from all applicable offices and positions, in form and substance satisfactory to the Company, dated as of the Closing Date and effective as of the Effective Time, executed by the officers and directors of Parent who are not to continue as officers or directors of Parent or Merger Sub pursuant to Section 5.15.

Section 8.04    Sarbanes-Oxley Certifications. Neither the principal executive officer nor the principal financial officer of Parent shall have failed to provide, with respect to any SEC Document filed (or required to be filed) by Parent with the SEC on or after the date of this Agreement, any necessary certification in the form required under Rule 13a-14 under the Exchange Act and 18 U.S.C. § 1350.

Section 8.05    No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

Section 8.06    Lock-Up Agreements. The Company shall have received a copy of a Lock-Up Agreement duly executed by each Lock-Up Signatory and each executive officer and director of Parent who is elected or appointed, as applicable, as an executive officer and director of Parent as of immediately following the Effective Time, each of which shall be in full force and effect.

Section 8.07    Company Tax Opinion. The Company shall have received (i) a written opinion from Sheppard, Mullin, Richter & Hampton LLP, dated as of the Closing Date, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify as a “reorganization” (within the meaning of Section 368(a) of the Code) (the “Company Tax Opinion”) and (ii) a copy of the Parent Tax Opinion. In rendering such opinion, Sheppard, Mullin, Richter & Hampton LLP shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations set forth in certificates of officers of the Parties, in substantially the forms set forth in Section 5.13(c)(ii) of the Parent Disclosure Schedule and Section 5.13(c)(ii) of the Company Disclosure Schedule. In addition, the giving of such opinion shall be subject to the condition that the combined voting power of all Eligible Appraisal Shares shall not exceed twenty percent (20%) of the combined voting power of all outstanding shares of Company Capital Stock.

Section 8.08    Final Parent Net Cash. Final Parent Net Cash shall not be less than the difference of (a) $12.5 million minus (b) (i) if the Closing occurs on or before January 31, 2020, zero, or (ii) otherwise, the product of (x) the Parent Average Daily Cash Burn multiplied by (y) the number of days from (and including) February 1, 2020 to the Closing.

Section 8.09    Charter Amendment. Parent shall have filed the amendment to its certificate of incorporation, in the form attached hereto as Exhibit G, contemplated by Section 1.04(b), and timely submitted a certified copy of the same to Nasdaq in accordance with Nasdaq’s Marketplace Rules.

Section 8.10    Exchange Agent Agreement. Parent shall have entered into an exchange agent agreement with the Exchange Agent pertaining to the exchange of shares of Company Capital Stock for shares of Parent Common Stock as contemplated hereby, including a form of letter of transmittal, in form and substance reasonably satisfactory to the Company.

ARTICLE IX.

TERMINATION

Section 9.01    Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):

(a)    by mutual written consent of Parent and the Company, pursuant to resolutions adopted by their respective board of directors;

(b)    by either Parent or the Company:

(i)    if the Merger shall not have been consummated by September 31, 2020 (subject to possible extension as provided in this Section 9.01(b)(i), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to either such Party if such Party (or, in the case of Parent, Merger Sub) is in material breach of this Agreement or such Party’s (or, in the case of Parent, Merger Sub) breach of this Agreement has been a principal cause of the failure of the Merger to be consummated on or before the End Date; provided, further, however, that, in the event that a request for additional information has been made by any Governmental Body, or in the event that the SEC has not declared effective under the Securities Act the Form S-4 by the date which is 60 days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date for an additional 60 days; provided, further, however, that, in the event the Parent Stockholders’ Meeting has been adjourned or postponed in accordance with Section 5.03(a) and such adjournment or postponement continues through the End Date, then the End Date shall automatically extend until the date that is ten (10) calendar days following such adjournment or postponement;

(ii)    if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or any material Contemplated Transaction; or

(iii)    if (i) the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Matters, and (ii) the Parent Stockholder Matters shall not have been approved at the Parent Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required Parent Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(iii) shall not be available to Parent if Parent or Merger Sub is in material breach of this Agreement or Parent’s or Merger Sub’s breach of this Agreement has been a principal cause of the failure to obtain the Required Parent Stockholder Vote;

(c)    by Parent:

(i)    if the Required Company Stockholder Vote shall not have been obtained within fifteen (15) days of the date the SEC declares the Form S-4 effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained, Parent may not terminate this Agreement pursuant to this Section 9.01(c);

(ii)    if prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote a Company Triggering Event shall have occurred;

(iii)    upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.01 or Section 7.02 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that neither Parent nor Merger Sub is then in material breach of this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company, then this Agreement shall not terminate pursuant to this Section 9.01(c)(iii) as a result of such particular breach or inaccuracy until the earlier of (A) the expiration of a 30-day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.01(c)(iii), and (B) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.01(c)(iii) (it being understood that this Agreement shall not terminate pursuant to this Section 9.01(c)(iii) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective); or

(iv)    if prior to the adoption and approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote, (A) Parent has received a Superior Offer, (B) Parent has complied with its obligations under Section 4.04 and Section 5.03, (C) Parent concurrently terminates this Agreement and enters into a Permitted Alternative Agreement with respect to such Superior Offer, and (D) Parent concurrently pays to the Company the amount contemplated by Section 9.03(d); or

(d)    by the Company:

(i)    if prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote a Parent Triggering Event shall have occurred;

(ii)    upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.01 or Section 8.02 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.01(d)(ii) as a result of such particular breach or inaccuracy until the earlier of (A) the expiration of a 30-day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.01(d)(ii), and (B) Parent or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.01(d)(ii) (it being understood that this Agreement shall not terminate pursuant to this Section 9.01(d)(ii) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective); or

(iii)    if prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote, (A) the Company has received a Superior Offer, (B) the Company has complied with its obligations under Section 4.04 and Section 5.02, (C) the Company concurrently terminates this Agreement and enters into a Permitted Alternative Agreement with respect to such Superior Offer, and (D) the Company concurrently pays to Parent the amount contemplated by Section 9.03(b).

The Party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

Section 9.02    Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.01, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.02, Section 9.03, Article X and Exhibit A shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.03 shall not relieve any Party of any liability for (i) actual fraud, or (ii) a deliberate act or deliberate failure to act, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

Section 9.03    Expenses; Termination Fees.

(a)    Except as set forth in this Section 9.03 and Section 5.12, all costs and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated, including the fees, expenses and disbursements of its Representatives; provided, however, that Parent and the Company shall share equally all fees and expenses incurred in relation to the printing and filing with the SEC of the Form S-4 (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC (for avoidance of doubt, excluding any costs incurred in the preparation of such documents).

(b)    If (i) this Agreement is terminated by Parent or the Company pursuant to Section 9.01(b)(iii), (ii) at any time after the date of this Agreement and before obtaining the Required Company Stockholder Vote, an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to the Parent Board (and shall not have been publicly withdrawn prior to obtaining the Required Company Stockholder Vote), and (iii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction; then Parent shall pay to the Company, within ten (10) Business Days after the first to occur of entry into a definitive agreement and consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $500,000 (the “Company Termination Fee”), in addition to any amount payable to the Company pursuant to Section 9.03(h) or Section 9.03(j).

(c)    If this Agreement is terminated by the Company pursuant to Section 9.01(d)(i), then Parent shall pay to the Company, within ten (10) Business Days after termination, the Company Termination Fee, in addition to any amount payable to the Company pursuant to Section 9.03(h) or Section 9.03(j).

(d)    If (i) this Agreement is terminated by Parent pursuant to Section 9.01(c)(i), (ii) at any time after the date of this Agreement and before obtaining the Required Company Stockholder Vote, an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board (and shall not have been publicly withdrawn prior to obtaining the Required Company Stockholders Vote), and (iii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction; then the Company shall pay to Parent, within ten (10) Business Days after the first to occur of entry into a definitive agreement and consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $500,000 (the “Parent Termination Fee”), in addition to any amount payable to Parent pursuant to Section 9.03(i) or Section 9.03(j).

(e)    If this Agreement is terminated by Parent pursuant to Section 9.01(c)(ii), then the Company shall pay to Parent, within ten (10) Business Days after termination, the Parent Termination Fee, in addition to any amount payable to Parent pursuant to Section 9.03(i) or Section 9.03(j).

(f)    If this Agreement is terminated by Parent pursuant to Section 9.01(c)(iv), then Parent shall pay to the Company, concurrent with such termination, the Company Termination Fee, in addition to any amount payable to the Company pursuant to Section 9.03(h) or Section 9.03(j).

(g)    If this Agreement is terminated by the Company pursuant to Section 9.01(d)(iii), then the Company shall pay to Parent, concurrent with such termination, the Parent Termination Fee, in addition to any amount payable to Parent pursuant to Section 9.03(i) or Section 9.03(j).

(h)    If (i) this Agreement is terminated by the Company pursuant to Section 9.01(b)(iii), Section 9.01(d)(i) or Section 9.01(d)(ii), (ii) this Agreement is terminated by Parent pursuant to Section 9.01(b)(iii) or Section 9.01(c)(iv), or (iii) the Company fails to consummate the Contemplated Transactions solely as a result of a Parent Material Adverse Effect as set forth in

Section 8.05 (provided, that at such time all of the other conditions precedent to Parent’s obligation to close set forth in Article VI and Article VII have been satisfied by the Company, are capable of being satisfied by the Company or have been waived by Parent), then Parent shall reimburse the Company for all of its Third Party Expenses, up to a maximum of $350,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which the Company submits to Parent true and correct copies of reasonable documentation supporting such Third Party Expenses.

(i)    If (i) this Agreement is terminated by Parent pursuant to Section 9.01(c)(i), Section 9.01(c)(ii) or Section 9.01(c)(iii), (ii) this Agreement is terminated by the Company pursuant to Section 9.01(d)(iii), or (iii) Parent fails to consummate the Contemplated Transactions solely as a result of a Company Material Adverse Effect as set forth in Section 7.04 (provided, that at such time all of the other conditions precedent to the Company’s obligation to close set forth in Article VI and Article VIII have been satisfied by Parent, are capable of being satisfied by Parent or have been waived by the Company), then the Company shall reimburse Parent for all of its Third Party Expenses, up to a maximum of $350,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Parent submits to the Company true and correct copies of reasonable documentation supporting such Third Party Expenses.

(j)    If either Party fails to pay when due any amount payable by it under this Section 9.03, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.03, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(k)    The Parties agree that, subject to Section 9.02, the payment of the fees and expenses set forth in this Section 9.03 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 9.03, it being understood that in no event shall either Parent or the Company be required to pay the individual fees or damages payable pursuant to this Section 9.03 on more than one occasion. Subject to Section 9.02, following the payment of the fees and expenses set forth in this Section 9.03 by either Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated, and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 9.03 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement, and (z) any amount payable pursuant to this Section 9.03 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

ARTICLE X.

MISCELLANEOUS PROVISIONS

Section 10.01    Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or any Transaction Document which is a certificate or instrument (but not any other agreement) shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Article X and Exhibit A shall survive the Effective Time.

Section 10.02    Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and Parent at any time (whether before or after the effectiveness of the Company Stockholder Written Consent or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

Section 10.03    Waiver.

(a)    No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)    No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 10.04    Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other Transaction Documents constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between all of the Parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. This Agreement (or any such counterpart) may be executed by electronic signature (including any electronic signature complying with the ESIGN Act of 2000, such as www.docusign.com) or delivered by electronic transmission (including by facsimile or electronic mail), and when so executed or delivered shall have been duly and validly executed or delivered, and be valid and effective, for all purposes.

Section 10.05    Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.05; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (e) irrevocably waives the right to trial by jury.

Section 10.06    Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

Section 10.07    Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, all Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Parties’ prior written consent shall be void and of no effect ab initio.

Section 10.08    Notices. All notices (excluding legal notices), consents, approvals and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one business day after being sent for next business day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by facsimile or email prior to 6:00 p.m. Pacific time (with a written or electronic confirmation of delivery, excluding any automated reply, prior to such time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or Merger Sub:

Conatus Pharmaceuticals Inc.

16745 West Bernardo Drive, Suite 250

San Diego, California 92127

Attention: Steven J. Mento, President and Chief Executive Officer

Email: smento@conatuspharma.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

Fax: (858) 523-5450

Attention: Cheston Larson; Matthew Bush

Email: cheston.larson@lw.com; matt.bush@lw.com

if to the Company:

Histogen Inc.

10655 Sorrento Valley Road

San Diego, California 92121

Attention: Richard W. Pascoe

Email: rpascoe@histogen.com

with a copy to (which shall not constitute notice):

Sheppard, Mullin, Richter & Hampton LLP

333 South Hope St., 43rd Floor

Los Angeles CA 90071

Fax: (213) 443-2708

Attention: Will Chuchawat, Jeffrey Fessler

Email: WChuchawat@SheppardMullin.com; JFessler@SheppardMullin.com;

Any Party may change its address, email address or facsimile number by written notice to each other Party in accordance with this Section 10.08.

Section 10.09    Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

Section 10.10    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Section 10.11    Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto.

Section 10.12    No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and, to the extent of their respective rights pursuant to Section 5.08, the D&O Indemnified Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.13    Time of Essence. Time is of the essence in the performance of this Agreement.

Section 10.14    Construction.

(a)    The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(b)    For purposes of this Agreement, unless the context requires otherwise:

(i)    the singular number shall include the plural, and vice versa;

(ii)    reference to any gender includes each other gender;

(iii)    the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”;

(iv)    the use of the word “or” shall not be exclusive;

(v)    all references in this Agreement to “Sections,” “Recitals”, “Preamble”, “Exhibits” and “Schedules” are intended to refer to the Sections, recitals and preamble of this Agreement and the Exhibits and Schedules to this Agreement, respectively;

(vi)    “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (Pacific time) on the date that is two calendar days prior to the date of this Agreement (A) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party, or (B) such material is disclosed in the Parent SEC Disclosure Documents;

(vii)    reference to any Person includes such Person’s successors and assigns but only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(viii)    “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof;

(ix)      reference to any agreement, document or instrument (including this Agreement or any other agreement entered into in connection herewith) means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(x)    reference to the “material breach” of any Contract, including this Agreement, means (A) any material breach of, or material inaccuracy in, any representation or warranty made therein, (B) any material breach or failure to perform of any covenant, agreement or obligation therein, or any material default thereunder (including any designated “event of default”), or (C) any one or more other events the existence of which, individually or together, whether unconditionally or with the passing of time or the giving of notice, or both, would (1) constitute a material breach, failure or default referred to in immediately preceding clause (B), (2) result in the acceleration of, or permit any Person to accelerate, any monetary obligation, (3) constitute a breach, failure or default referred to in immediately preceding clause (B) that causes the abridgement, modification, acceleration, termination, revocation, rescission, redemption, cancellation or vesting of, or permits any Person to abridge, modify, accelerate, delay, condition, terminate, revoke, rescind, redeem or cancel, any material right, license, liability, benefit, debt, power, authority, privilege or obligation, or (4) requires, or permit any Person to require, the payment of a material monetary penalty or liquidated damages, and any reference to “breach” of any Contract shall have the same meaning without any of the materiality qualifiers;

(xi)    references to documents, certificates, instruments, leases, or agreements or other Contracts (including this Agreement or any other Transaction Document) shall be deemed to refer as well to all addenda, exhibits, schedules, restatements, supplements, modifications or amendments thereto or thereof;

(xii)    references to amounts expressed in “dollars” or “$” are references to the lawful currency of the United States of America;

(xiii)    with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”;

(xiv)    references to amounts of money expressed in dollars are references to United States dollars;

(xv)    all accounting terms used herein shall be interpreted, and all accounting determinations hereunder shall be made, in accordance with GAAP;

(xvi)     the term “electronic transmission” means electronic mail and any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof;

(xvii)    a “writing” shall include an electronic transmission;

(xviii)   the term “termination” when used with respect to a period or agreement, shall include the expiration thereof; and

(xix)     references to days are specifically to calendar days.

(c)    Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislation or such provision thereof.

(d)    The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(e)    The disclosures in any Section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule shall qualify other sections and subsections in Article II or Article III, respectively, to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

(f)    Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Schedule or Parent Disclosure Schedule is intended to vary the definition of “Company Material Adverse Effect” or “Parent Material Adverse Effect”, or to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Company Disclosure Schedule or Parent Disclosure Schedule is or is not material for purposes of this Agreement. Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Schedule or Parent Disclosure Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Company Disclosure Schedule or Parent Disclosure Schedule is or is not in the ordinary course of business for purposes of this Agreement.

(g)    Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner; however, in interpreting the representations and warranties of this Agreement, the principle that the specific governs and controls the general shall apply (accordingly, by way of example but not by way of limitation, if there is a specific representation and warranty on the absence of infringement by the Company of the intellectual property rights of Third Parties that is qualified to the Knowledge of the Company, then there will be no breach of a general representation on the absence of undisclosed liabilities if the Company has infringed the intellectual property rights of a Third Party that was not to the Knowledge of the Company).

(h)    The measure of a period of months or years for purposes of this Agreement shall be the date of the applicable following month or year corresponding to the starting date; provided that if no corresponding date exists, then the end date of such period shall be the next actual date of the following month or year (for example, one (1) month following February 18 is March 18, one (1) month following March 31 is May 1, and one (1) year following February 29, 2020 is March 1, 2021).

(the signature page follows)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

CONATUS PHARMACEUTICALS INC.

By:	/s/ Steven J. Mento, Ph.D.
Steven J. Mento, Ph.D.
President and Chief Executive Officer

CHINOOK MERGER SUB, INC.

By:	/s/ Steven J. Mento, Ph.D.
Steven J. Mento, Ph.D.
President and Chief Executive Officer

HISTOGEN INC.

By:	/s/ Richard W. Pascoe
Richard W. Pascoe
Chief Executive Officer

Signature Page to Agreement and Plan of Merger

EXHIBIT A

CERTAIN DEFINITIONS

1.	For purposes of this Agreement (including this Exhibit A), the following terms shall have the meanings ascribed to them below:

“Acquisition Inquiry” means, with respect to either Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to either Party, any offer or proposal (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates to Parent or any of its Subsidiaries, or by or on behalf of Parent or any of its Affiliates to the Company or any of its Subsidiaries), whether written or oral, contemplating or otherwise relating to any Acquisition Transaction with such Party, or any public announcement of intention to enter into any such agreement or of any intention to make any such offer or proposal.

“Acquisition Transaction” means any transaction or series of related transactions involving:

•	any merger, consolidation, amalgamation, share exchange, business combination, or other similar transaction in which a Party or a Subsidiary of a Party is a constituent entity;

•

any issuance of securities, acquisition of securities, reorganization, recapitalization or other similar transaction in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires, or any tender offer, exchange offer or other similar transaction in which such a Person or “group” would upon consummation acquire, beneficial or record ownership of securities representing more than 20% (or, with respect to any Person holding more than a 20% interest on the date hereof, of an additional interest) of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries;

•

the issuance by a Party or any of its Subsidiaries of securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries (other than issuances of securities of a Subsidiary to such Party or another Subsidiary of such Party); or

•

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets, or 20% or more of the total revenue, of a Party and its Subsidiaries, taken as a whole.

“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act.

“Agreement” means the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

“Applicable Time” means (a) with respect to the prospectus registering the public offering and sale of Parent Common Stock, (i) the time the Form S-4, or any amendment or supplement thereto, is filed with the SEC, (ii) the time the Form S-4 becomes effective under the Securities Act, and (iii) at the Effective Time, and (b) with respect to the Proxy Statement, (i) the time the Form S-4 becomes effective under the Securities Act, (ii) the date the Proxy Statement, or any amendment or supplement thereto, is first mailed to the stockholders of Parent, and (iii) at the time of the Parent Stockholder Meeting.

“Business Day” means any day other than a day on which commercial banks in the State of New York are authorized or obligated to be closed.

“Cash and Cash Equivalents” means, with respect to any Person and without duplication, all (a) cash and cash equivalents in such Person’s accounts, plus (b) Third Party checks deposited or held in such Person’s accounts that have not yet cleared, plus (c) interest and other receivables (to the extent determined to be collectible), plus (d) deposits (to the extent refundable), minus (e) issued but uncleared checks, drafts and wire transfers of such Person.

“Cash Determination Time” means the close of business on the last Business Day prior to the Anticipated Closing Date.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Affiliate” means any Person that is (or at any relevant time was) under “common control” with the Company (within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder).

“Company Associate” means any current or former employee, independent contractor, officer or director of the Company or any of its Subsidiaries.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 2.06(a), 2.06(c) and 2.06(d).

“Company Common Stock” means the Common Stock, $0.001 par value per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a party; (b) by which the Company or any of its Subsidiaries or any Company IP Rights or any other asset of the Company or its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.01, 2.03, 2.04 and 2.20.

“Company IP Rights” means all Intellectual Property owned, licensed, or controlled by the Company or its Subsidiaries that is necessary for or used in the operation of the business of the Company and its Subsidiaries as presently conducted.

“Company IP Rights Agreement” means any Contract governing, related to or pertaining to any Company IP Rights.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) any rejection by a Governmental Body of a registration or filing by the Company relating to the Company IP Rights; (b) the announcement of the Agreement or the pendency of the Contemplated Transactions; (c) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of the Agreement or the taking of any action expressly permitted by Section 4.02(b) of the Company Disclosure Schedule; (d) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing; (e) any change in GAAP or applicable Law or the interpretation thereof; (f) general economic or political conditions or conditions generally affecting the industries in which the Company and its Subsidiaries operate; or (g) any change in the cash position of the Company and its Subsidiaries which results from operations in the Ordinary Course of Business; except, in each case with respect to clauses (d), (e) and (f) of this definition, to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

“Company Net Cash” means (a) the Company’s Cash and Cash Equivalents as of the Cash Determination Time, determined in a manner substantially consistent with the manner in which such items were determined for the Company Audited Financial Statements and the Company Interim Financial Statements, minus (b) the sum of (without duplication) (i) the Company’s accounts payable and accrued expenses (other than accrued expenses which are Company Transaction Expenses) and the Company’s other liabilities, in each case as of the Cash Determination Time and determined in a manner substantially consistent with the manner in which such items were determined for the Company Audited Financial Statements and the Company Interim Financial Statements, plus (ii) any Company Transaction Expenses (including reasonable estimates of any such Transaction Expenses after the Cash Determination Time). Notwithstanding the foregoing, in no case shall Company Net Cash be reduced for any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any potential or actual securityholder litigation arising or resulting from the Agreement, the Merger or the other Contemplated Transactions and that may be brought in connection with or on behalf of any Company securityholder’s interest in Company Common Stock (including all amounts paid or payable up to the retention amount of any insurance policy that covers or may cover such costs or expenses and amounts not covered by any such insurance policy).

“Company Options” means options or other rights (other than Company Warrants) to purchase shares of Company Capital Stock issued by the Company.

“Company Preferred Stock” means the Preferred Stock, $0.001 par value per share, of the Company.

“Company Registered IP” means all Company IP Rights that are owned by the Company that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Company Transaction Expenses” means the Transaction Expenses of the Company and its Subsidiaries.

“Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board or any committee thereof shall have made a Company Board Adverse Recommendation Change; (b) the Company Board or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal; (c) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.04); or (d) the Company or any director or officer of the Company shall have willfully and intentionally breached the provisions set forth in Section 4.05 or Section 5.02.

“Company Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of the Company as of September 30, 2019.

“Company Warrants” means outstanding warrants to purchase shares of Company Capital Stock issued by the Company.

“Confidentiality Agreement” means that certain Mutual Confidential Non-Disclosure Agreement dated as of July 18, 2019, between the Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver, favorable vote, authorization or other similar action (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions contemplated by the Agreement.

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, indenture, option, warrant or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law, whether oral or written, express or implied or otherwise.

“DGCL” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Eligible Audit Committee Member” means an individual who satisfies Rule 5605(c)(2)(A) of the Nasdaq Marketplace Rules, who must: (i) be an Independent Director; (ii) meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act; (iii) not have participated in the preparation of the financial statements of any Party or any current Subsidiary of any Party at any time during the past three (3) years; and (iv) be able to read and understand fundamental financial statements, including a balance sheet, income statement, and cash flow statement.

“Eligible Appraisal Shares” means (a) after the date twenty-five days after the First Appraisal Notice Date, all outstanding shares of Company Capital Stock held by a holder who has (i) demanded appraisal of such shares in accordance with Section 262 of the DGCL within 20 days of the First Appraisal Notice Date, (ii) has continuously held such shares since such demand, and (iii) has not signed the Company Stockholder Written Consent or otherwise voted in favor of, or consented in writing to, the Merger with respect to such shares; and (b) prior to such date, all outstanding shares of Company Capital Stock held by a holder who has not signed the Company Stockholder Written Consent with respect to such shares.

“Encumbrance” means, with respect to any asset, property or other right or interest, any order, Lien, license, option, easement, right of way, encroachment, reservation, servitude, equitable interest, adverse title, claim, infringement, interference, right of first refusal or similar restriction, drag-along or similar rights, preemptive right, community or other marital or domestic partner property interest or restriction or encumbrance of any nature (including any restriction on the voting any security or any restriction on use, transfer, receipt of any derived income or proceeds, or the possession, exercise or transfer of any other attribute of ownership) pertaining thereto; provided that transfer restrictions under federal or state securities laws and regulations shall be deemed not to be an Encumbrance.

“Enforceability Exceptions” means the (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other legally recognized enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, subsurface strata, natural resources, animal or plant life or health, ecosystems or ecological amenities), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Equity Compensation Plan” means any stock option, equity incentive, stock bonus, stock award, stock purchase or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person.

“Equity Equivalent” means, with respect to any Entity, (a) any options, warrants, convertible securities, exchangeable securities, subscription rights, purchase or acquisition rights, conversion rights, exchange rights, or other Contracts that require such Entity to issue any of its Equity Interests, and (b) any other securities convertible into, exchangeable or exercisable for, or representing the right to subscribe for, in each case with or without consideration, any Equity Interest of such Entity.

“Equity Interest” means (a) with respect to any corporation, any and all shares of capital stock and any Equity Equivalents with respect thereto, (b) with respect to any general or limited partnership, limited liability company, trust or similar Entity, any and all units, interests or other partnership/limited liability company interests, and any Equity Equivalents with respect thereto, and (c) with respect to any other form of Entity, any other direct or indirect equity ownership, participation or interest therein and any Equity Equivalents with respect thereto.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means, subject to Section 1.05(f), the quotient (rounded to four decimal places) obtained by dividing the Company Merger Shares by the Company Outstanding Shares, in which:

“Aggregate Adjusted Valuation” means the sum of the Parent Adjusted Valuation plus the Company Adjusted Valuation.

“Cash Burn” means, with respect to any Person, (i) such Person’s Cash and Cash Equivalents as of the close of business on November 30, 2019 minus (ii) such Person’s Cash and Cash Equivalents as of the close of business on December 31, 2019; provided that any such Cash and Cash Equivalents as a result of (a) borrowings and repayments of borrowings, (b) proceeds from the sale of equity and the exercise of stock options, warrants or other rights to receive shares of capital stock, (c) paid in capital and minority interests, (d) proceeds from any upfront, milestone or other non-recurring payments from a partnership, collaboration or similar agreement or relationship, (e) other non-recurring extraordinary payments or receipts made or received outside of the ordinary course of business and (f) any Transaction Expenses, shall be excluded from such calculations. If “Cash Burn” would otherwise be a negative number, it shall be considered zero.

“Company Adjusted Valuation” means the sum of the Company Base Valuation plus the Company Cash Adjustment Amount.

“Company Allocation Percentage” means the quotient obtained by dividing the Company Adjusted Valuation by the Aggregate Adjusted Valuation.

“Company Average Daily Cash Burn” means the quotient obtained by dividing the Company’s Cash Burn by 31.

“Company Base Valuation” means $100.0 million.

“Company Cash Adjustment Amount” means (which may be a negative number):

•	if Final Company Net Cash is greater than the Company Cash Floor and less than the Company Cash Ceiling, an amount equal to zero;

•	if Final Company Net Cash is greater than or equal to the Company Cash Ceiling, an amount equal to the difference of Final Company Net Cash less the Company Cash Target; or

•	if Final Company Net Cash is less than or equal to the Company Cash Floor, an amount equal to the difference of Final Company Net Cash less the Company Cash Target.

“Company Cash Burn Adjustment Amount” means (i) in the event that the Closing occurs on or before January 31, 2020, an amount equal to zero, or (ii) in the event that the Closing occurs on or after January 31, 2020, an amount equal to the product of (A) the number of days between January 31, 2020 and the Closing Date multiplied by (B) the Company Average Daily Cash Burn.

“Company Cash Ceiling” means the difference of $2.2 million minus the Company Cash Burn Adjustment Amount.

“Company Cash Floor” means the difference of $1.4 million minus the Company Cash Burn Adjustment Amount.

“Company Cash Target” means the difference of $1.8 million minus the Company Cash Burn Adjustment Amount.

“Company Merger Shares” means the product determined by multiplying the Post-Closing Parent Shares by the Company Allocation Percentage.

“Company Outstanding Shares” means the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis and assuming, without limitation or duplication, (i) the exercise in full of all Company Options and Company Warrants outstanding as of immediately prior to the Effective Time, (ii) the conversion in full of all shares of Company Preferred Stock outstanding as of immediately prior to the Effective Time, and (iii) the issuance of all shares of Company Capital Stock in respect of all other Equity Equivalents of the Company, whether conditional or unconditional and including any such Equity Equivalents triggered by or associated with the consummation of the Merger (but excluding any shares of Company Common Stock reserved for issuance under the Company Plans which are not subject to outstanding or committed Equity Interests granted or to be granted under any Company Plan).

“Parent Adjusted Valuation” means the sum of the Parent Base Valuation plus the Parent Cash Adjustment Amount.

“Parent Allocation Percentage” means the quotient obtained by dividing the Parent Adjusted Valuation by the Aggregate Adjusted Valuation.

“Parent Average Daily Cash Burn” means the quotient obtained by dividing Parent’s Cash Burn by 31.

“Parent Base Valuation” means $35.135 million.

“Parent Cash Adjustment Amount” means (which may be a negative number):

•	if Final Parent Net Cash is greater than the Parent Cash Floor and less than the Parent Cash Ceiling, an amount equal to zero;

•	if Final Parent Net Cash is greater than or equal to the Parent Cash Ceiling, an amount equal to the difference of Final Parent Net Cash less the Parent Cash Target; or

•	if Final Parent Net Cash is less than or equal to the Parent Cash Floor, an amount equal to the difference of Final Parent Net Cash less the Parent Cash Target.

“Parent Cash Burn Adjustment Amount” means (i) in the event that the Closing occurs on or before January 31, 2020, an amount equal to zero, or (ii) in the event that the Closing occurs on or after January 31, 2020, an amount equal to the product of (A) the number of days between January 31, 2020 and the Closing Date multiplied by (B) the Parent Average Daily Cash Burn.

“Parent Cash Ceiling” means the difference of $13.4 million minus the Parent Cash Burn Adjustment Amount.

“Parent Cash Floor” means the difference of $12.6 million minus the Parent Cash Burn Adjustment Amount.

“Parent Cash Target” means the difference of $13.0 million minus the Parent Cash Burn Adjustment Amount.

“Post-Closing Parent Shares” mean the quotient determined by dividing the Parent Outstanding Shares by the Parent Allocation Percentage.

“Final Company Net Cash” means the Company Net Cash as determined pursuant to Section 1.07.

“Final Parent Net Cash” means the Parent Net Cash as determined in accordance with Section 1.06.

“Form S-4” means the registration statement on Form S-4 (or any other suitable forms under the Securities Act for registering Parent Common Stock and submitting the Parent Stockholder Matters for a vote by the holders of Parent Common Stock agreed by the Parties) to be filed with the SEC by Parent, including (a) a prospectus registering the public offering and sale of Parent Common Stock to holders of Company Capital Stock in the Merger in exchange for their respective shares of Company Capital Stock in the Merger, (b) the Proxy Statement to be sent to Parent’s stockholders soliciting proxies for the approval by Parent stockholders of the Parent Stockholder Matters at the Parent Stockholders’ Meeting, and to be sent to the Company’s stockholders to solicit the Company Stockholder Written Consent; together with any amendments and supplements to such registration statement, prospectus (including free writing prospectus), or Proxy Statement, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference therein.

“Governmental Authorization” means any permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, branch, division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority); or (d) self-regulatory organization (including Nasdaq) or any quasi-governmental or private body exercising any regulatory, taxing or any other governmental or quasi-governmental authority.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including crude oil or any fraction thereof and petroleum products or by-products.

“Independent Director” has the meaning ascribed to such term in Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

“Intellectual Property” means (a) United States, foreign and international patents, patent applications, including provisional applications, statutory invention registrations, invention disclosures, and all divisionals, continuations, continuations in part, substitutions, renewals, extensions, reexaminations and reissues of the foregoing, (b) trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, together with the goodwill associated therewith, (c) copyrights and works of authorship, including registrations and applications for registration thereof, and (d) software, formulae, customer lists, inventions, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means, with respect to the Company or Parent, an executive officer of such Party or any employee of such Party that reports directly to the board of directors of such Party or to the principal executive officer or principal operating officer of such Party.

“Knowledge” means, with respect to a particular fact or other matter, (a) with respect to an individual, that such individual is actually aware of the relevant fact or other matter, or such individual would reasonably be expected to know such fact or other matter in the ordinary course of the performance of such individual’s employment responsibilities, or (b) otherwise, that any executive officer or director (or any Person of similar or equivalent capacity) of such Entity as of the date such Knowledge is imputed has Knowledge of such fact or other matter.

“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, treaty, constitution, principle of common law, resolution, ordinance, code, edict, decree, executive order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, petition, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, claim, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Lien” means any security interest, deed of trust, mortgage, pledge, lien, statutory liens of any kind or nature, hypothecation, charge, claim, lease or other similar interest or right.

“Lock-Up Signatories” means those Persons set forth on Schedule A.

“Merger Sub Board” means the board of directors of Merger Sub.

“Merger Sub Common Stock” means the capital stock, $0.0001 par value per share, of Merger Sub.

“Multiemployer Plan” means (a) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

“Multiple Employer Plan” means (a) a “multiple employer plan” (within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA), or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in clause (a) of this definition.

“Nasdaq” means The Nasdaq Stock Market LLC, including the Nasdaq Capital Market or such other Nasdaq market on which shares of Parent Common Stock are then listed.

“Neutral Accounting Firm” means an independent accounting firm of nationally recognized standing that is not at the time it is to be engaged hereunder rendering services to either Party, or any Affiliate of either Party, and has not done so within the two (2) year period prior thereto.

“Ordinary Course of Business” means, with respect to any action by any Entity, that such action (i) is taken in the ordinary course of its normal operations and consistent in nature, scope, quality, frequency and magnitude with the past practices of such Entity (which, in the case of Parent, shall include the potential wind down of its operations), and (ii) does not require authorization by (1) such Entity’s board of directors (or any committee thereof) or equivalent governing body, (2) such Person’s stockholders (or by any Person or group of Persons exercising similar authority), or (3) more than one of such Entity’s (A) principal executive officer, (B) principal operating officer, (C) principal financial officer, and (D) other officer performing substantially similar functions.

“Organizational Documents” means, with respect to any Entity, (a) the certificate or articles of association, incorporation, organization, limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person, and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parent Affiliate” means any Person that is (or at any relevant time was) under “common control” with Parent (within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder).

“Parent Associate” means any current or former employee, independent contractor, officer or director of Parent or Merger Sub.

“Parent Balance Sheet” means the audited balance sheet of Parent as of December 31, 2018, included in Parent’s Report on Form 10-K for the fiscal year ended December 31, 2018, as filed with the SEC.

“Parent Board” means the board of directors of Parent.

“Parent Capitalization Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.06(a), 3.06(d) and 3.06(e).

“Parent Closing Price” means the volume weighted average closing trading price of a share of Parent Common Stock on Nasdaq for the ten (10) trading days ending the trading day immediately prior to the day upon which the Merger becomes effective, as appropriately adjusted in the event the Parent Reverse Stock Split is effected prior to the Effective Time.

“Parent Common Stock” means the Common Stock, $0.0001 par value per share, of Parent.

“Parent Contract” means any Contract: (a) to which Parent or Merger Sub is a party; (b) by which Parent or Merger Sub, or any Parent IP Rights or any other asset of Parent or Merger Sub, is or may become bound or under which Parent or Merger Sub has, or may become subject to, any obligation; or (c) under which Parent or Merger Sub has or may acquire any right or interest.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.01, 3.03, 3.04 and 3.20.

“Parent IP Rights” means all Intellectual Property owned, licensed or controlled by Parent that is necessary for the operation of the business of Parent as presently conducted.

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) any rejection by a Governmental Body of a statement or filing by Parent relating to the Parent IP Rights; (b) the termination, sublease or assignment of Parent’s facility lease, or failure to do the foregoing; (c) the announcement of the Agreement or the pendency of the Contemplated Transactions; (d) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition); (e) the taking of any action, or the failure to take any action, by Parent that is required to comply with the terms of the Agreement or the taking of any action expressly permitted by Section 4.01(b) of the Parent Disclosure Schedule; (f) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing; (g) any change in GAAP or applicable Law or the interpretation thereof; (h) general economic or political conditions or conditions generally affecting the industries in which Parent operates; (i) continued losses from operations or decreases in cash balances of Parent; or (j) the winding down of Parent’s operations; except, in each case with respect to clauses (f), (g) and (h) of this definition, to the extent disproportionately affecting Parent relative to other similarly situated companies in the industries in which Parent operates.

“Parent Net Cash” means (a) Parent’s Cash and Cash Equivalents as of the Cash Determination Time, determined in a manner substantially consistent with the manner in which such items were determined for Parent’s most recent Parent SEC Documents, minus (b) the sum of (without duplication) (i) Parent’s accounts payable and accrued expenses (other than accrued expenses which are Parent Transaction Expenses) and Parent’s other liabilities, in each case as of the Cash Determination Time and determined in a manner substantially consistent with the manner in which such items were determined for Parent’s most recent Parent SEC Documents, plus (ii) any Parent Transaction Expenses (including reasonable estimates of any such Transaction Expenses after the Cash Determination Time), plus (iii) Parent’s Tax withholding and employer portion of employment Taxes associated with the accelerated vesting and settlement of the Parent RSUs contemplated hereby, plus (iv) the maximum severance payments (including estimated costs of benefits payments not paid in a lump sum) payable to Terminated Parent Associates in respect of their termination, whether before or after the Effective Time, pursuant to the Parent Employee Plans, the form of Release Agreements and applicable Law, together with the employer portion of employment Taxes associated with such payments or benefits. Notwithstanding the foregoing, in no case shall Parent Net Cash be reduced for any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with (y) any potential or actual securityholder litigation arising or resulting from the Agreement, the Merger or the other Contemplated Transactions and that may be brought in connection with or on behalf of any Parent securityholder’s interest in Parent Common Stock (including all amounts paid or payable up to the retention amount of any insurance policy that covers or may cover such costs or expenses and amounts not covered by any such insurance policy), or (z) any Dissenting Shares.

“Parent Options” means options or other rights (other than Parent Warrants) to purchase shares of Parent Common Stock issued by Parent.

“Parent Outstanding Shares” means the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time (after giving effect to the Parent Reverse Stock Split, if any, effected immediately prior to the Effective Time) expressed on a fully-diluted basis and assuming, without limitation or duplication, (i) the exercise in full of all Parent Options and Parent Warrants outstanding as of immediately prior to the Effective Time, (ii) with respect to Parent RSUs, the settlement of such Parent RSUs for shares of Parent Common Stock on a net settlement basis as provided in Section 5.06, and (iii) the issuance of all shares of Parent Common Stock in respect of all other Equity Equivalents of Parent, whether conditional or unconditional and including any such Equity Equivalents triggered by or associated with the consummation of the Merger (but excluding any shares of Parent Common Stock reserved for issuance under the Parent Stock Plans or the Parent ESPP which are not subject to outstanding or committed Equity Interests granted or to be granted under any Parent Stock Plan or the Parent ESPP).

“Parent RSUs” means restricted stock units issued by Parent.

“Parent Transaction Expenses” means the Transaction Expenses of Parent and Merger Sub.

“Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation, (b) the Parent Board or any committee thereof shall have made a Parent Board Adverse Recommendation Change; (c) the Parent Board or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal; (d) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.04); or (e) Parent or any director or officer of Parent shall have willfully and intentionally breached the provisions set forth in Section 4.05 or Section 5.03.

“Parent Warrants” means outstanding warrants to purchase shares of Parent capital stock issued by Parent.

“Parties” means the Company and Parent, collectively; provided that where the context so requires (e.g., references to “all Parties” or “the other Parties”), such term shall also include Merger Sub.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means: (a) any liens for current Taxes not delinquent or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company

Unaudited Interim Balance Sheet or the Parent Balance Sheet, as applicable; (b) minor Liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; and (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

“Person” means any individual, Entity or Governmental Body.

“Proxy Statement” means the proxy and solicitation materials constituting the proxy statement/prospectus/information statement part of the Form S-4 or otherwise communicated to Parent’s or the Company’s stockholders in connection with the Merger or relating to the Parent Stockholders’ Meeting or the Company Stockholder Written Consent, including letters to stockholders, notices of meeting and forms of proxy.

“Release Agreement” means a Release Agreement in the form attached hereto as Exhibit E.

“Representatives” means, with respect to any Person, its directors, officers, employees, agents, attorneys, accountants, auditors, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of “Acquisition Transaction” being treated as references to 50% for these purposes).

“Subsidiary” means, with respect to any Person, any Entity of which such Person directly or indirectly (through another Subsidiary) owns, beneficially or of record, in the aggregate, (a) an amount of voting securities or other Equity Interests or rights in such Entity that (without regard to the occurrence of any contingency) is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of “Acquisition Transaction” being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement; and (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by the other Party to amend the terms of this Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Parent’s stockholders or the Company’s stockholders, as applicable, than the terms of the

Contemplated Transactions (taking into consideration whether such Acquisition Proposal is reasonably capable of being consummated, and whether any financing required by the Person or Persons making such offer is then fully committed and available).

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law.

“Tax” means any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, escheat, abandoned or unclaimed property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Third Party” means any Person that is not a Party or an Affiliate of a Party.

“Third Party Expenses” means, with respect to either Party, the reasonable out-of-pocket fees and expenses incurred by such Parties with Third Parties in connection with this Agreement or any other Transaction Document and the Contemplated Transactions; provided, however, that such Third Party Expenses shall not include any amounts for financial advisors to such Party except for reasonably documented out-of-pocket expenses otherwise reimbursable by such Party to such financial advisors pursuant to the terms of such Party’s engagement letter or similar arrangement with such financial advisors.

“Transaction Documents” means this Agreement, the Confidentiality Agreement, the Company Stockholder Support Agreement, the Parent Stockholder Support Agreement, the Release Agreements (if any), the Lock-Up Agreements, the Nasdaq Listing Application, the Exchange Agent Agreement contemplated by Section 8.10, Parent’s charter amendment contemplated by Section 1.04(b), the Company Net Cash Schedule, the Parent Net Cash Schedule, the resignation letters contemplated by Section 8.03(b), the closing certificates contemplated by Section 7.03 and Section 8.03(a), the Allocation Certificate, the termination agreements contemplated by Section 5.16, and any other letters, documents, certificates, instruments or agreements executed in connection with the Contemplated Transactions.

“Transaction Expenses” means, with respect to any Person, any costs, fees and expenses incurred by such Person or its Subsidiaries, or for which such Person or its Subsidiaries is liable, in connection with the negotiation, preparation and execution of the Agreement or any other Transaction Document and the consummation of the Contemplated Transactions and that are unpaid as of the Closing, including brokerage fees and commissions, finders’ fees or financial advisory fees, or any fees and expenses of counsel or accountants payable by such Person or its Subsidiaries.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

2.	For purposes of this Agreement (including this Exhibit A), the following terms shall have the meanings ascribed to them in the Section set forth opposite such term:

Term	Section
2019 Audited Financial Statements	5.01(d)(i)
2020 Interim Financial Statements	5.01(d)(i)
2020 Incentive Plan	5.19
409A Plan	2.17(k)
Accounting Firm	1.06(e)
Additional Financial Statements	5.01(d)(i)
Allocation Certificate	5.18
Anticipated Closing Date	1.06(a)
Capitalization Date	3.06(a)
Certificate of Merger	1.03
Certification	3.07(a)
Closing	1.03
Closing Date	1.03
Company	Preamble
Company Audited Financial Statements	2.07(a)
Company Board Adverse Recommendation	5.02(c)
Company Board Recommendation	5.02(c)
Company Notice Period	5.02(d)
Company Delivery Date	1.07(a)
Company Disclosure Schedule	Article II
Company Dispute Notice	1.06(b)
Company Employee Plan	2.17(a)
Company Financial Statements	2.07(a)
Company Interim Financial Statements	2.07(a)
Company Material Contract	2.13
Company Net Cash Calculation	1.07(a)
Company Net Cash Schedule	1.07(a)
Company Off-the-Shelf Software	2.12(c)
Company Plan	2.06(c)
Company Permits	2.14(b)
Company Preferred Stock	2.06(a)
Company Product Candidates	2.14(d)
Company Real Estate Leases	2.11
Company Regulatory Permits	2.14(d)
Company Response Date	1.06(b)
Company Stock Certificate	1.08

Term	Section
Company Stockholder Support Agreement	Recitals
Company Stockholder Written Consent	5.02(a)
Company Tax Opinion	8.07
Company Termination Fee	9.03(b)
Continuing Employee	5.07(b)
Costs	5.08(a)
Covered D&O Matter	5.08(a)
D&O Indemnified Party	5.08(a)
Dissenting Shares	1.05(a)(ii)
Drug Regulatory Agency	2.14(a)
Effective Time	1.03
End Date	9.01(b)
Exchange Agent	1.09(a)
Exchange Fund	1.09(a)
FDA	2.14(a)
FDCA	2.14(c)
GAAP	2.07(a)
First Appraisal Notice Date	5.02(b)
Investor Agreements	5.16
Letter of Transmittal	1.09(b)
Liability	2.09
Merger	Recitals
Merger Consideration	1.05(a)(ii)
Merger Sub	Preamble
Minimum Cash Amount	5.15
Nasdaq Listing Application	5.12
Parent	Preamble
Parent 401(k) Plan	5.07(b)
Parent Board Adverse Recommendation Change	5.03(b)
Parent Board Recommendation	5.03(b)
Parent Delivery Date	1.06(a)
Parent Disclosure Schedule	Article III
Parent Dispute Notice	1.07(b)
Parent Employee Plan	3.15(a)
Parent ESPP	3.06(d)
Parent Material Contract	3.12
Parent Name Change	1.04(b)
Parent Net Cash Calculation	1.06(a)
Parent Net Cash Schedule	1.06(a)
Parent Notice Period	5.03(c)
Parent Permits	3.13(b)
Parent Product Candidates	3.13(d)
Parent Regulatory Permits	3.13(d)
Parent Real Estate Leases	3.10
Parent Response Date	1.07(b)

Term	Section
Parent Reverse Stock Split	5.19
Parent SEC Documents	3.07(a)
Parent SEC Disclosure Documents	Article III
Parent Stock Plans	3.06(d)
Parent Stockholders Matters	5.03(a)
Parent Stockholders’ Meeting	5.03(a)
Parent Stockholder Support Agreement	Recitals
Parent Tax Opinion	7.07
Permitted Financing	4.02(b)(iii)
Post-Merger Parent Board	1.04(d)
Pre-Closing Period	4.01(a)
Required Company Stockholder Vote	2.04
Required Parent Stockholder Vote	3.04
SEC Documents	3.07(a)
Surviving Corporation	1.01
Terminated Parent Associate	5.07(a)